02052507

United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of August, 2002

Grupo Industrial Maseca, S.A. de C.V. (Maseca Industrial Group, Inc.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle de la Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes__ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

TABLE OF CONTENTS

ITEM 1
CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2001 AND 2002

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **MASECA** TRIMESTRE: **2** AÑO: **2002**
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
AL 30 DE JUNIO DE 2002 Y 2001
(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**ACTIVO TOTAL**	**6,471,922**	100	**6,323,458**	100
2	**ACTIVO CIRCULANTE**	**2,207,428**	**34**	**1,836,421**	**29**
3	EFECTIVO E INVERSIONES TEMPORALES	85,327	1	67,220	1
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	687,437	11	722,016	11
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	904,222	14	593,821	9
6	INVENTARIOS	522,166	8	439,873	7
7	OTROS ACTIVOS CIRCULANTES	8,276	0	13,491	0
8	**LARGO PLAZO**	**21,910**	**0**	**24,197**	**0**
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	0	0	0	0
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	16,340	0	17,125	0
11	OTRAS INVERSIONES	5,570	0	7,072	0
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	**3,898,191**	**60**	**4,128,489**	**65**
13	INMUEBLES	1,500,325	23	1,478,604	23
14	MAQUINARIA Y EQUIPO INDUSTRIAL	4,839,339	75	4,950,759	78
15	OTROS EQUIPOS	659,245	10	691,682	11
16	DEPRECIACION ACUMULADA	3,103,738	48	2,994,144	47
17	CONSTRUCCIONES EN PROCESO	3,020	0	1,588	0
18	**ACTIVO DIFERIDO (NETO)**	**75,492**	**1**	**72,449**	**1**
19	**OTROS ACTIVOS**	**268,901**	**4**	**261,902**	**4**
20	**PASIVO TOTAL**	**1,204,475**	100	**1,266,234**	100
21	**PASIVO CIRCULANTE**	**290,144**	**24**	**259,520**	**20**
22	PROVEEDORES	95,064	8	52,487	4
23	CREDITOS BANCARIOS	0	0	0	0
24	CREDITOS BURSATILES	0	0	0	0
25	IMPUESTOS POR PAGAR	3,278	0	0	0
26	OTROS PASIVOS CIRCULANTES	191,802	16	207,033	16
27	**PASIVO A LARGO PLAZO**	**0**	**0**	**0**	**0**
28	CREDITOS BANCARIOS	0	0	0	0
29	CREDITOS BURSATILES	0	0	0	0
30	OTROS CREDITOS	0	0	0	0
31	**CREDITOS DIFERIDOS**	**914,331**	**76**	**1,006,714**	**80**
32	**OTROS PASIVOS**	**0**	**0**	**0**	**0**
33	**CAPITAL CONTABLE**	**5,267,447**	100	**5,057,224**	100
34	**PARTICIPACION MINORITARIA**	**300,226**	**6**	**297,513**	**6**
35	**CAPITAL CONTABLE MAYORITARIO**	**4,967,221**	**94**	**4,759,711**	**94**
36	**CAPITAL CONTRIBUIDO**	**3,112,087**	**59**	**3,112,086**	**62**
37	CAPITAL SOCIAL PAGADO (NOMINAL)	183,681	3	183,681	4
38	ACTUALIZACION CAPITAL SOCIAL PAGADO	1,477,347	28	1,477,347	29
39	PRIMA EN VENTA DE ACCIONES	1,451,059	28	1,451,058	29
40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
41	**CAPITAL GANADO (PERDIDO)**	**1,855,134**	**35**	**1,647,625**	**33**
42	RESULTADOS ACUMULADOS Y RESERVA DE CAPITAL	4,870,581	92	4,619,540	91
43	RESERVA PARA RECOMPRA DE ACCIONES	0	0	0	0
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DE CAPITAL CONTABLE	(3,240,884)	(62)	(3,149,879)	(62)
45	RESULTADO NETO DEL EJERCICIO	225,437	4	177,964	4

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

SIFIC / ICS

CLAVE DE COTIZACION: **MASECA** TRIMESTRE: **2** AÑO: **2002**

GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos) **Impresión Final**

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	**85,327**	100	**67,220**	100
46	EFECTIVO	49,380	58	36,896	55
47	INVERSIONES TEMPORALES	35,947	42	30,324	45
18	**CARGOS DIFERIDOS**	**75,492**	100	**72,449**	100
48	GASTOS AMORTIZABLES (NETO)	75,492	100	72,449	100
49	CREDITO MERCANTIL	0	0	0	0
50	IMPUESTOS DIFERIDOS	0	0	0	0
51	OTROS	0	0	0	0
21	**PASIVO CIRCULANTE**	**290,144**	100	**259,520**	100
52	PASIVOS EN MONEDA EXTRANJERA	58,798	20	2,730	1
53	PASIVOS EN MONEDA NACIONAL	231,346	80	256,790	99
24	**CREDITOS BURSATILES CORTO PLAZO**	**0**	100	**0**	100
54	PAPEL COMERCIAL	0	0	0	0
55	PAGARE DE MEDIANO PLAZO	0	0	0	0
56	PORCION CIRCULANTE DE OBLIGACIONES	0	0	0	0
26	**OTROS PASIVOS CIRCULANTES**	**191,802**	100	**207,033**	100
57	OTROS PASIVOS CIRCULANTES CON COSTO	23,294	12	32,952	16
58	OTROS PASIVOS CIRCULANTES SIN COSTO	168,508	88	174,081	84
27	**PASIVO A LARGO PLAZO**	**0**	100	**0**	100
59	PASIVO EN MONEDA EXTRANJERA	0	0	0	0
60	PASIVO EN MONEDA NACIONAL	0	0	0	0
29	**CREDITOS BURSATILES LARGO PLAZO**	**0**	100	**0**	100
61	OBLIGACIONES	0	0	0	0
62	PAGARE DE MEDIANO PLAZO	0	0	0	0
30	**OTROS CREDITOS**	**0**	100	**0**	100
63	OTROS CREDITOS CON COSTO	0	0	0	0
64	OTROS CREDITOS SIN COSTO	0	0	0	0
31	**CREDITOS DIFERIDOS**	**914,331**	100	**1,006,714**	100
65	CREDITO MERCANTIL	0	0	0	0
66	IMPUESTOS DIFERIDOS	914,331	100	1,006,714	100
67	OTROS	0	0	0	0
32	**OTROS PASIVOS**	**0**	100	**0**	100
68	RESERVAS	0	0	0	0
69	OTROS PASIVOS	0	0	0	0
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	**(3,240,884)**		**(3,149,879)**	
70	RESULTADO ACUMULADO POR POSICION MONETARIA	0	0	0	0
71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	(3,240,884)	(100)	(3,149,879)	(100)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **MASECA** TRIMESTRE: **2** AÑO: **2002**
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
OTROS CONCEPTOS
(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		Importe	Importe
72	CAPITAL DE TRABAJO	1,917,284	1,576,901
73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	0	0
74	NUMERO DE FUNCIONARIOS (*)	126	129
75	NUMERO DE EMPLEADOS (*)	1,600	1,532
76	NUMERO DE OBREROS (*)	1,060	1,141
77	NUMERO DE ACCIONES EN CIRCULACION (*)	918,405,000	918,405,000
78	NUMERO DE ACCIONES RECOMPRADAS (*)	0	0

(*) DATOS EN UNIDADES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

SIFIC / ICS

CLAVE DE COTIZACION: **MASECA** TRIMESTRE: **2** AÑO: **2002**

GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**

DEL 1 DE ENERO AL 30 DE JUNIO DE 2002 Y 2001

(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**VENTAS NETAS**	**2,298,151**	**100**	**2,428,469**	**100**
2	COSTO DE VENTAS	1,635,331	71	1,741,417	72
3	**RESULTADO BRUTO**	**662,820**	**29**	**687,052**	**28**
4	GASTOS DE OPERACION	426,469	19	446,410	18
5	**RESULTADO DE OPERACION**	**236,351**	**10**	**240,642**	**10**
6	COSTO INTEGRAL DE FINANCIAMIENTO	14,265	1	(30,051)	(1)
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**222,086**	**10**	**270,693**	**11**
8	OTRAS OPERACIONES FINANCIERAS	4,075	0	5,076	0
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**218,011**	**9**	**265,617**	**11**
10	PROVISION PARA IMPUESTOS Y P.T.U.	(11,786)	(1)	82,341	3
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**229,797**	**10**	**183,276**	**8**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	0	0	0	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**229,797**	**10**	**183,276**	**8**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**229,797**	**10**	**183,276**	**8**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**229,797**	**10**	**183,276**	**8**
19	PARTICIPACION MINORITARIA	4,360		5,312	0
20	**RESULTADO NETO MAYORITARIO**	**225,437**	**10**	**177,964**	**7**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

SIFIC / ICS

CLAVE DE COTIZACION: **MASECA** TRIMESTRE: **2** AÑO: **2002**

GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**VENTAS NETAS**	**2,298,151**	**100**	**2,428,469**	**100**
21	NACIONALES	2,298,151	100	2,428,469	100
22	EXTRANJERAS	0	0	0	0
23	CONVERSION EN DOLARES (***)	0	0	0	0
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**14,266**		**(30,0[illegible])**	
24	INTERESES PAGADOS	8,849	62	9,698	32
25	PERDIDA EN CAMBIOS	1,992	14	(1,580)	(5)
26	INTERESES GANADOS	30,008	210	69,282	231
27	GANANCIA EN CAMBIOS	0	0	0	0
28	RESULTADO POR POSICION MONETARIA	33,432	234	31,113	104
8	**OTRAS OPERACIONES FINANCIERAS**	**4,075**	100	**5,076**	100
29	OTROS GASTOS Y (PRODUCTOS) NETO	4,075	100	5,076	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**(11,786)**	100	**82,341**	100
32	I.S.R.	62,848	533	75,701	92
33	I.S.R. DIFERIDO	(76,814)	(652)	3,984	5
34	P.T.U.	2,071	18	2,523	3
35	P.T.U. DIFERIDA	109	1	133	0

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: **MASECA** TRIMESTRE: **2** AÑO: **2002**
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**
OTROS CONCEPTOS DE RESULTADOS
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
36	VENTAS TOTALES	2,300,450	2,430,897
37	RESULTADO FISCAL DEL EJERCICIO	701	71,318
38	VENTAS NETAS (**)	4,669,638	4,912,020
39	RESULTADO DE OPERACION (**)	537,432	526,395
40	RESULTADO NETO MAYORITARIO (**)	409,186	380,651
41	RESULTADO NETO (**)	416,573	386,122

(**) INFORMACION ULTIMOS DOCE MESES.

CLAVE DE COTIZACION: **MASECA** TRIMESTRE: **2** AÑO: **2002**

GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DEL 1 DE ENERO AL 30 DE JUNIO DE 2002 Y 2001

(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	**RESULTADO NETO**	**229,797**	**183,276**
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	49,691	136,232
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO**	**279,488**	**319,508**
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	254,629	170,848
5	**RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION**	**534,117**	**490,356**
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	(423,958)	350,512
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	(112,796)	(779,361)
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**(536,754)**	**(428,849)**
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(36,111)**	**(15,650)**
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	(38,748)	45,857
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	124,075	21,363
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	85,327	67,220

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **MASECA** TRIMESTRE: **2** AÑO: **2002**
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**49,691**	**136,232**
13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	126,398	132,115
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA PENSION Y PRIMA DE ANTIGUEDAD	0	0
15	+ (-) PERDIDA (GANANCIA) NETA EN CAMBIOS	0	0
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION DE PASIVOS Y ACTIVOS	0	0
17	+ (-) OTRAS PARTIDAS	(76,707)	4,117
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**254,629**	**170,848**
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	(39,955)	27,388
19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	326,983	438,350
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	8,399	(2,584)
21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	(23,013)	(259,841)
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	(17,785)	(32,465)
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**(423,958)**	**350,512**
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A CORTO PLAZO	0	0
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A LARGO PLAZO	0	0
25	+ DIVIDENDOS COBRADOS	0	0
26	+ OTROS FINANCIAMIENTOS	0	350,512
27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	0	0
28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	0	0
29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	(423,958)	0
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**(112,796)**	**(779,361)**
30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	0	0
31	(-) DIVIDENDOS PAGADOS	(112,796)	(779,361)
32	+ PRIMA EN VENTA DE ACCIONES	0	0
33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(36,111)**	**(15,650)**
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	0	0
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(31,690)	(15,117)
36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	0
37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
39	+ (-) OTRAS PARTIDAS	(4,421)	(533)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

SIFIC / ICS

CLAVE DE COTIZACION: **MASECA** TRIMESTRE: **2** AÑO: **2002**

GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

RAZONES Y PROPORCIONES

INFORMACION CONSOLIDADA

Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
	RENDIMIENTO		
1	RESULTADO NETO A VENTAS NETAS	10.0[illegible] %	7.[illegible]5 %
2	RESULTADO NETO A CAPITAL CONTABLE (**)	% 8.24	% 8.00
3	RESULTADO NETO A ACTIVO TOTAL (**)	% 6.44	% 6.11
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	30.52 %	193.[illegible]2 %
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	(14.55) %	(16.98) %
	ACTIVIDAD		
6	VENTAS NETAS A ACTIVO TOTAL (**)	0.72 veces	0.78 veces
7	VENTAS NETAS A ACTIVO FIJO (**)	1.20 veces	1.[illegible] veces
8	ROTACION DE INVENTARIOS (**)	6.22 veces	7.[illegible] veces
9	DIAS DE VENTAS POR COBRAR	47 días	47 días
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	0.93 %	0.80 %
	APALANCAMIENTO		
11	PASIVO TOTAL A ACTIVO TOTAL	18.61 %	20.02 %
12	PASIVO TOTAL A CAPITAL CONTABLE	0.23 veces	0.25 veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	4.88 %	0.[illegible]2 %
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	% 0.00	% 0.00
15	RESULTADO DE OPERACION A INTERESES PAGADOS	veces 26.71	veces 24.81
16	VENTAS NETAS A PASIVO TOTAL (**)	3.[illegible] veces	3.88 veces
	LIQUIDEZ		
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	veces 7.61	veces 7.08
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	5.84 veces	5.38 veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	1.83 veces	1.45 veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	% 29.41	% 25.90
	ESTADO DE CAMBIOS		
21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	12.16 %	13.16 %
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	11.08 %	7.04 %
23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	60.36 veces	50.56 veces
24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	78.99 %	(81.[illegible]3) %
25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	21.01 %	181.[illegible]3 %
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	87.[illegible]6 %	96.59 %

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

SIFIC / ICS

CLAVE DE COTIZACION: **MASECA** TRIMESTRE: **2** AÑO: **2002**

GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

DATOS POR ACCION
INFORMACION CONSOLIDADA

Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$ .45	$ .41
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$ .00	$ .00
3	UTILIDAD DILUIDA POR ACCION (**)	$ .00	$ .00
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$ .45	$ .41
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$ .00	$ .00
6	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$ .00	$ .00
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$ .00	$ .00
8	VALOR EN LIBROS POR ACCION	$ 5.41	$ 5.18
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$ .12	$ .85
10	DIVIDENDO EN ACCIONES POR ACCION	.00 acciones	.00 acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS	.74 veces	.30 veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)	8.93 veces	3.77 veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)	.00 veces	.00 veces

(**) INFORMACION ULTIMOS DOCE MESES

ENGLISH TRANSLATION OF
CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2001 AND 2002

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MASECA** Quarter: **2** Year: **2002**

GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT JUNE 30 OF 2002 AND 2001

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**6,471,922**	100	**6,323,458**	100
2	**CURRENT ASSETS**	**2,207,428**	**34**	**1,836,421**	**29**
3	CASH AND SHORT-TERM INVESTMENTS	85,327	1	67,220	1
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	687,437	11	722,016	11
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	904,222	14	593,821	9
6	INVENTORIES	522,166	8	439,873	7
7	OTHER CURRENT ASSETS	8,276	0	13,491	0
8	**LONG-TERM**	**21,910**	**0**	**24,197**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATED	16,340	0	17,125	0
11	OTHER INVESTMENTS	5,570	0	7,072	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**3,898,191**	**60**	**4,128,489**	**65**
13	PROPERTY	1,500,325	23	1,478,604	23
14	MACHINERY AND INDUSTRIAL EQUIPMENT	4,839,339	75	4,950,759	78
15	OTHER EQUIPMENT	659,245	10	691,682	11
16	ACCUMULATED DEPRECIATION	3,103,738	48	2,994,144	47
17	CONSTRUCTION IN PROGRESS	3,020	0	1,588	0
18	**DEFERRED ASSETS (NET)**	**75,492**	**1**	**72,449**	**1**
19	**OTHER ASSETS**	**268,901**	**4**	**261,902**	**4**
20	**TOTAL LIABILITIES**	**1,204,475**	100	**1,266,234**	100
21	**CURRENT LIABILITIES**	**290,144**	**24**	**259,520**	**20**
22	SUPPLIERS	95,064	8	52,487	4
23	BANK LOANS	0	0	0	0
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	3,278	0	0	0
26	OTHER CURRENT LIABILITIES	191,802	16	207,033	16
27	**LONG-TERM LIABILITIES**	**0**	**0**	**0**	**0**
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**914,331**	**76**	**1,006,714**	**80**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**5,267,447**	100	**5,057,224**	100
34	**MINORITY INTEREST**	**300,226**	**6**	**297,513**	**6**
35	**MAJORITY INTEREST**	**4,967,221**	**94**	**4,759,711**	**94**
36	**CONTRIBUTED CAPITAL**	**3,112,087**	**59**	**3,112,086**	**62**
37	PAID-IN CAPITAL STOCK (NOMINAL)	183,681	3	183,681	4
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	1,477,347	28	1,477,347	29
39	PREMIUM ON SALES OF SHARES	1,451,059	28	1,451,058	29
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**1,855,134**	**35**	**1,647,625**	**33**
42	RETAINED EARNINGS AND CAPITAL RESERVE	4,870,581	92	4,619,540	91
43	REPURCHASE FUND OF SHARES	0	0	0	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(3,240,884)	(62)	(3,149,879)	(62)
45	NET INCOME FOR THE YEAR	225,437	4	177,964	4

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MASECA** QUARTER: 2 YEAR: 2002
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

CONSOLIDATEDFINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**85,327**	100	**67,220**	100
46	CASH	49,380	58	36,896	55
47	SHORT-TERM INVESTMENTS	35,947	42	30,324	45
18	**DEFERRED ASSETS (NET)**	**75,492**	100	**72,449**	100
48	AMORTIZED OR REDEEMED EXPENSES	75,492	100	72,449	100
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**290,144**	100	**259,520**	100
52	FOREING CURRENCY LIABILITIES	58,798	20	2,730	1
53	MEXICAN PESOS LIABILITIES	231,346	80	256,790	99
24	**STOCK MARKET LOANS**	**0**	100	**0**	100
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**191,802**	100	**207,033**	100
57	OTHER CURRENT LIABILITIES WITH COST	23,294	12	32,952	16
58	OTHER CURRENT LIABILITIES WITHOUT COST	168,508	88	174,081	84
27	**LONG-TERM LIABILITIES**	**0**	100	**0**	100
59	FOREING CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESOS LIABILITIES	0	0	0	0
29	**STOCK MARKET LOANS**	**0**	100	**0**	100
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	100	**0**	100
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**914,331**	100	**1,006,714**	100
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	914,331	100	1,006,714	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**0**	100	**0**	100
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(3,240,884)**	100	**(3,149,879)**	100
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	(3,240,884)	(100)	(3,149,879)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MASECA** QUARTER: 2YEAR: **2002**

GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	1,917,284	1,576,901
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	126	129
75	EMPLOYERS (*)	1,600	1,532
76	WORKERS (*)	1,060	1,141
77	CIRCULATION SHARES (*)	918,405,000	918,405,000
78	REPURCHASED SHARES (*)	0	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MASECA** QUARTER: 2 YEAR: **2002**
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**2,298,151**	**100**	**2,428,469**	**100**
2	COST OF SALES	1,635,331	71	1,741,417	72
3	**GROSS INCOME**	**662,820**	**29**	**687,052**	**28**
4	OPERATING EXPENSES	426,469	19	446,410	18
5	**OPERATING INCOME**	**236,351**	**10**	**240,642**	**10**
6	TOTAL FINANCING COST	14,265	1	(30,051)	(1)
7	**INCOME AFTER FINANCING COST**	**222,086**	**10**	**270,693**	**11**
8	OTHER FINANCIAL OPERATIONS	4,075	0	5,076	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**218,011**	**9**	**265,617**	**11**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	(11,786)	(1)	82,341	3
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**229,797**	**10**	**183,276**	**8**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPARATION**	**229,797**	**10**	**183,276**	**8**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**229,797**	**10**	**183,276**	**8**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**229,797**	**10**	**183,276**	**8**
19	NET INCOME OF MINORITY INTEREST	4,360		5,312	0
20	**NET INCOME OF MAJORITY INTEREST**	**225,437**	**10**	**177,964**	**7**

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **MASECA** QUARTER: 2 YEAR: **2002**

GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**2,298,151**	**100**	**2,428,469**	**100**
21	DOMESTIC	2,298,151	100	2,428,469	100
22	FOREIGN	0	0	0	0
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**14,265**	**100**	**(30,051)**	**100**
24	INTEREST PAID	8,849	62	9,698	32
25	EXCHANGE LOSSES	1,992	14	(1,580)	(5)
26	INTEREST EARNED	30,008	210	69,282	231
27	EXCHANGE PROFITS	0	0	0	0
28	GAIN DUE TO MONETARY POSITION	33,432	234	31,113	104
8	**OTHER FINANCIAL OPERATIONS**	**4,075**	**100**	**5,076**	**100**
29	OTHER NET EXPENSES (INCOME) NET	4,075	100	5,076	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**(11,786)**	**100**	**82,341**	**100**
32	INCOME TAX	62,848	533	75,701	92
33	DEFERED INCOME TAX	(76,814)	(652)	3,984	5
34	WORKERS' PROFIT SHARING	2,071	18	2,523	3
35	DEFERED WORKERS' PROFIT SHARING	109	1	133	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MASECA** QUARTER: **2** YEAR: **2002**
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	2,300,450	2,430,897
37	NET INCOME OF THE YEAR	701	71,318
38	NET SALES (**)	4,669,638	4,912,020
39	OPERATION INCOME (**)	537,432	526,395
40	NET INCOME OF MAYORITY INTEREST(**)	409,186	380,651
41	NET CONSOLIDATED INCOME (**)	416,573	386,122

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MASECA** QUARTER: 2 YEAR: **2002**
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**229,797**	**183,276**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	49,691	136,232
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**279,488**	**319,508**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	254,629	170,848
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**534,117**	**490,356**
6	CASH FLOW FROM EXTERNAL FINANCING	(423,958)	350,512
7	CASH FLOW FROM INTERNAL FINANCING	(112,796)	(779,361)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(536,754)**	**(428,849)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(36,111)**	**(15,650)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(38,748)	45,857
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	124,075	21,363
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	85,327	67,220

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MASECA** QUARTER: 2 YEAR: **2002**
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**49,691**	**136,232**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	126,398	132,115
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(76,707)	4,117
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**254,629**	**170,848**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(39,955)	27,388
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	326,983	438,350
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	8,399	(2,584)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(23,013)	(259,841)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(17,785)	(32,465)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(423,958)**	**350,512**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	0	0
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	0	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	350,512
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	(423,958)	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(112,796)**	**(779,361)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	0	0
31	(-) DIVIDENS PAID	(112,796)	(779,361)
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(36,111)**	**(15,650)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(31,690)	(15,117)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(4,421)	(533)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MASECA** QUARTER: **2** YEAR: **2002**
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD		
1	NET INCOME TO NET SALES	10.00 %	7.55 %
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	8.24 %	8.00 %
3	NET INCOME TO TOTAL ASSETS (**)	6.44 %	6.11 %
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	30.52 %	193.72 %
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(14.55) %	(16.98) %
	ACTIVITY		
6	NET SALES TO NET ASSETS (**)	0.72 times	times 0.78
7	NET SALES TO FIXED ASSETS (**)	1.20 times	times 1.19
8	INVENTORIES ROTATION (**)	6.22 times	times 7.95
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	days 47	days 47
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.93 %	0.80 %
	LEVERAGE		
11	TOTAL LIABILITIES TO TOTAL ASSETS	18.61 %	20.02 %
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	times 0.23	times 0.25
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	4.88 %	0.22 %
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00 %	0.00 %
15	OPERATING INCOME TO INTEREST PAID	26.71 times	times 24.81
16	NET SALES TO TOTAL LIABILITIES (**)	3.88 times	times 3.88
	LIQUIDITY		
17	CURRENT ASSETS TO CURRENT LIABILITIES	times 7.61	times 7.08
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	5.81 times	5.38 times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	1.82 times	times 1.45
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	29.41 %	25.00 %
	CASH FLOW		
21	CASH FLOW FROM NET INCOME TO NET SALES	12.16 %	13.16 %
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	11.08 %	7.04 %
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	60.36 times	50.56 times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	78.99 %	(81.73) %
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	21.01 %	181.73 %
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	87.76 %	96.59 %

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MASECA** QUARTER: **2** YEAR: **2002**
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS		QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	0.45	$	0.41
2	BASIC PROFIT PER PREFERENT SHARE (**)	$	0.00	$	0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00	$	0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$	0.45	$	0.41
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00	$	0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00	$	0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00	$	0.00
8	CARRYING VALUE PER SHARE	$	5.41	$	5.18
9	CASH DIVIDEND ACUMULATED PER SHARE	$	0.12	$	0.85
10	DIVIDEND IN SHARES PER SHARE		0.00 shares		0.00 shares
11	MARKET PRICE TO CARRYING VALUE		0.74 times		0.30 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		8.98 times		3.77 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00 times		0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

ITEM 2

PRESS RELEASE, DATED JULY 24, 2002, CONTAINING
THE MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATION AND FINANCIAL CONDITION FOR THE SECOND QUARTER 2002

Contactos:
Rogelio Sánchez (52 81) 8399-3312
rogelio_sanchez@gruma.com
Lilia Gómez (52 81) 8399-3324
lilia_gomez@gruma.com
Fax: (52 81) 8399-3359

Página de Internet: http://www.gruma.com

GIMSA
GRUPO INDUSTRIAL MASECA SA. de C.V. Y SUBSIDIARIAS

New York Stock Exchange: MSK
Bolsa Mexicana de Valores: MASECAB

Monterrey, N.L., México, 24 de julio del 2002

DISCUSION Y ANALISIS DE LA ADMINISTRACION SOBRE LA SITUACION FINANCIERA Y LOS RESULTADOS DE OPERACION DEL SEGUNDO TRIMESTRE DEL 2002

(MILLONES DE PESOS CONSTANTES AL 30 DE JUNIO DEL 2002)

La industria de harina de maíz continúa viéndose afectada por la alta disponibilidad de maíz, los bajos precios de este grano y los altos precios de la tortilla, lo que ha generado un entorno altamente competitivo. GIMSA en particular, ha mantenido la estrategia de mantener un nivel de rentabilidad sano, a pesar de la baja en volúmenes.
Por otro lado, los márgenes de los tortilleros han empezado a presionarse debido al reciente incremento en el número de tortillerías. Esta situación ha forzado a los tortilleros a incurrir en gastos de distribución con el fin de vender tortillas fuera de la tortillería y, por consiguiente, mantener sus volúmenes.

Bajo estos escenarios, GIMSA considera que este es el momento apropiado para implementar una nueva estrategia comercial, la cual fue desarrollada para aplicarse una vez que se incrementara la competencia entre los productores de tortilla. Durante julio del 2002, GIMSA comenzó a ejecutar varias iniciativas que se espera contribuyan a recuperar el crecimiento en volumen en el mediano plazo.

A continuación se presenta un resumen de las principales iniciativas:

1) Durante el primer semestre del 2002, el área comercial de GIMSA se ha venido reestructurando con el propósito de poder identificar mejor las necesidades de los clientes actuales y potencial de GIMSA y, de esta manera, seguir una estrategia fuertemente orientada a servicio al cliente. El área de comercialización de GIMSA está ahora segmentada de la siguiente manera:
   - Ventas a productores de tortilla,
   - Ventas a cuentas clave (cadenas de supermercados, programas sociales del gobierno mexicano, grandes productores de *snacks*, etc.),
   - Atención y servicio al cliente, y
   - Mercadotecnia

2) El área de ventas a productores de tortilla está enfocada principalmente a sus clientes actuales, más que a atraer nuevos clientes que no utilizan harina de maíz.

   La mayor parte de los actuales clientes de GIMSA mezcla maíz con harina de maíz para producir tortillas. El mercado potencial para harina de maíz de los clientes que ya la utilizan, está estimado en un 60% del volumen actual de ventas de GIMSA al segmento de productores de tortilla. GIMSA contempla enormes oportunidades de crecimiento al incentivar a sus clientes actuales a que incrementen el uso de harina de maíz en sus mezclas, apoyándolos y tratando de que nos perciban incluso como socios en el desarrollo de su negocio.

   Algunas de las principales acciones que se están tomando para apoyar a los clientes de GIMSA son:

   - Desarrollar y ofrecer nuevos tipos de harina de maíz con el fin de hacer tortillas con las mismas características que la tortilla hecha con masa mezclada,
   - Asesoría en la definición y / o optimización de rutas de distribución, así como en minimizar costos,
   - Asistencia en la identificación de oportunidades de mejora en los procesos de manufactura de las tortillerías, y
   - Proveer soporte técnico para cualquier tipo o marca de maquinaria para hacer tortillas.

   Estas acciones serán aplicadas de manera diferente en base a un enfoque regional, tomando en consideración el porcentaje de penetración de la harina de maíz en cada región.

RESULTADOS DE OPERACION

2T02 vs. 2T01

Ventas Netas

Las ventas netas disminuyeron 6% a Ps 1,150 millones debido a una baja de 6% en el volumen de ventas, el cual se originó por el efecto combinado de los siguientes factores:

- Una disminución de 6% en ventas a granel como resultado de nuestra decisión de enfocarnos en lograr mayores márgenes más que crecimiento en volumen, aunado a políticas de crédito más estrictas, y
- Una caída de 7% en el volumen de ventas en paquete de 1 kilogramo, ya que este segmento continúa viéndose afectado por menores ventas a DICONSA (programa social de abasto del gobierno mexicano) debido a restricciones presupuestarias.

Costo de Ventas

El costo de ventas bajó 6% debido a la baja en el volumen de ventas.

El costo de ventas como porcentaje de las ventas netas subió 50 puntos base, a 69.9% de 69.4%, reflejando:

- Mayores costos asociados con la introducción de productos con mayores niveles nutricionales,
- Menor absorción de costos fijos, y
- Una ligera baja en los precios de harina de maíz debido al entorno competitivo.

Utilidad Bruta

La utilidad bruta fue 8% menor, en línea con la baja en el volumen de ventas. El margen bruto disminuyó a 30.1% de 30.6%.

Gastos de Operación

Los gastos de operación disminuyeron 8% debido a:

- Menores gastos de flete debido a la baja en ventas a DICONSA y eficiencias en la distribución,
- Eliminación de puestos administrativos en las plantas de GIMSA, y
- Menores gastos de arrendamiento para equipo de cómputo.

Utilidad de Operación

La utilidad de operación disminuyó 8%, representando una disminución en el margen de operación a 11.6% de 11.8%.


Margen de Operación (%)
15
12
9
6
%
11.8
12.1
13.3
8.9
11.6
2T´01
3T´01
4T´01
1T´02
2T´02

Costo Integral de Financiamiento, Neto

Partidas	2T02 Ps millones	2T01 Ps millones	Cambio Ps millones	Comentarios
Gastos Financieros	3	5	(2)	Menores tasas de interés
Productos Financieros	(17)	(28)	12	Menores tasas de interés, parcialmente compensadas por mayores saldos de efectivo
Pérdida (Ganancia) Cambiaria	2	(1)	3	Depreciación del peso en 2T02 versus apreciación del peso en 2T01
Pérdida (Ganancia) por Posición Monetaria	19	16	3	Mayor posición monetaria neta activa debido a mayores saldos de efectivo
Total	**7**	**(8)**	**15**	

Impuestos y Participación de los Trabajadores en las Utilidades

La provisión de impuestos y participación de los trabajadores en las utilidades fue de Ps 40 millones contra Ps 46 millones en 2T01 debido a una menor utilidad antes de impuestos.

Utilidad Neta Mayoritaria

La utilidad neta mayoritaria disminuyó 17%, primordialmente como consecuencia de la baja en ventas netas y menores productos financieros. La utilidad neta mayoritaria, como porcentaje de las ventas netas, disminuyó a 7.2% de 8.2%.

SITUACION FINANCIERA

Junio 2002 vs. Marzo 2002

Al 30 de junio del 2002, los activos totales fueron Ps 6,472 millones, 1% menores. Las reducciones cíclicas de inventario de maíz se tradujeron en mayores saldos de efectivo. Los inventarios de maíz cerraron en 322,000 toneladas, representando alrededor de tres meses de consumo.

Los pasivos totales al 30 de junio del 2002 fueron Ps 1,204 millones, 5% menores, debido principalmente a la disminución cíclica en las cuentas por pagar a proveedores de maíz.

El capital contable al 30 de junio del 2002 disminuyó 1% a Ps 5,267 millones.

INDICES FINANCIEROS

Indices de Operación

	2T02	1T02	2T01
Rotación de Cartera (días / ventas)	54	55	53
Rotación de Inventarios (días / costo de ventas)	58	78	47
Rotación de Capital de Trabajo Neto (días / venta)	94	104	81
Rotación de Activos (activos / ventas)	1.4	1.4	1.3

Indices de Rentabilidad

	2T02 %	1T02 %	2T01 %
ROA (Retorno sobre Activos)	6.4	6.7	5.6
ROE (Retorno sobre Capital Contable)	8.0	8.4	7.0
ROIC (Retorno sobre Capital Invertido)	5.5	5.7	5.2

PROGRAMA DE INVERSIONES

GIMSA invirtió Ps 6 millones en activos fijos en 2T02, lo cual fue enfocado principalmente a mejoras en el equipo de producción de harina de maíz.

CONFERENCE CALL

La compañía llevará a cabo una llamada conferencia para discutir los resultados del 2T02 el 25 de julio del 2002 a las 11:30 a.m. ET (10:30 a.m. CT y México / 9:30 a.m. MT / 8:30 a.m. PT). Favor de llamar al 1-800-388-8975 (de Estados Unidos y Canadá) o al (973) 694-2225 (internacional/local). Adicionalmente, la conferencia será transmitida en vivo vía *web* en el *site* corporativo de Gruma, www.gruma.com. Para repetición de la conferencia favor de marcar al 1-800-428-6051 o al (973) 709-2089, Clave: 252566. Para más detalles, favor de dirigirse a la sección de *Investor Relations* del *web site*. La conferencia en audio será archivada en el *web site*.

Fundada en 1949, GIMSA, S.A. de C.V. ("GIMSA") es el productor más grande de harina de maíz en México. GIMSA se dedica principalmente a la producción, distribución y venta de harina de maíz en México, la cual vende bajo la marca MASECA®. GIMSA cuenta con 18 plantas distribuidas en todo el país con una capacidad anual estimada de 2.3 millones de toneladas de harina de maíz. La harina de maíz de GIMSA se utiliza principalmente en la elaboración de tortillas y otros productos relacionados. En el 2001, GIMSA contó con un participación de mercado de aproximadamente 70%.

PROCEDIMIENTOS CONTABLES

Todas las cantidades han sido reexpresadas en pesos de monedas constantes de poder adquisitivo del 30 de junio del 2002 y fueron preparadas de acuerdo a los Principios de Contabilidad Generalmente Aceptados en México. La reexpresión se determina aplicando el Indice Nacional de Precios al Consumidor en México ("INPC").

Este reporte puede contener ciertas declaraciones de expectativas e información referente a GIMSA, S.A. de C.V. (GIMSA), que se basan en las creencias de su administración, así como en supuestos hechos con información disponible para GIMSA en ese momento. Tales declaraciones reflejan puntos de vista de GIMSA con respecto a acontecimientos futuros y están sujetas a ciertos riesgos, incertidumbres y supuestos. Muchos factores podrían hacer que los resultados, operación o logros reales de GIMSA sean materialmente diferentes a los resultados históricos o a cualquier resultado, operación o logros futuros que se puedan expresar o estar implícitos en tales declaraciones de expectativas. Tales factores incluyen, entre otros, cambios económicos, políticos, sociales, gubernamentales, comerciales u otros factores con repercusión global o en México; así como cambios en los precios internacionales y/o domésticos del maíz. Si uno o más de estos riesgos o incertidumbres se materializa, o si las bases sobre las cuales se hicieron los supuestos resultan ser incorrectas, los resultados reales pueden ser sustancialmente diferentes de los resultados descritos en este documento según los mismos fueron anticipados, creídos, estimados, esperados o trazados. GIMSA no pretende ni asume la obligación de actualizar o revisar y hacer público ninguna de las declaración de expectativas, ya sea como resultado de información nueva, acontecimientos futuros o de cualquier otra cosa.

(MILLONES DE PESOS CONSTANTES AL 30 DE JUNIO DEL 2002)

RESUMEN FINANCIERO

	TRIMESTRE					ACUMULADO ENERO-JUNIO		
ESTADO DE RESULTADOS	**2T02**	2T01	VAR (%)	1T02	VAR (%)	**2002**	2001	VAR (%)
VOLUMEN DE VENTAS (MILES DE TONELADAS)	**343**	364	(6)	340	1	**682**	721	(5)
PAQUETE	**51**	55	(7)	49	4	**100**	112	(11)
GRANEL	**292**	309	(6)	291	0	**583**	609	(4)
VENTAS NETAS	**1,150**	1,227	(6)	1,148	0	**2,298**	2,428	(5)
UTILIDAD BRUTA	**346**	375	(8)	317	9	**663**	687	(4)
MARGEN BRUTO (%)	**30.1%**	30.6%		27.6%		**28.8%**	28.3%	
UTILIDAD DE OPERACION	**134**	145	(8)	102	31	**236**	241	(2)
MARGEN OPERATIVO (%)	**11.6%**	11.8%		8.9%		**10.3%**	9.9%	
COSTO INTEGRAL DE FINANCIAMIENTO	**7**	(8)		7		**14**	(30)	
GASTOS FINANCIEROS	**3**	5		6		**9**	10	
PRODUCTOS FINANCIEROS	**(17)**	(28)		(13)		**(30)**	(69)	
FLUCTUACION CAMBIARIA	**2**	(1)		(0)		**2**	(2)	
RESULTADO POR POSICION MONETARIA	**19**	16		15		**33**	31	
OTROS (INGRESOS) GASTOS	**1**	4		3		**4**	5	
IMPUESTOS Y PTU	**40**	46	(14)	(52)	177	**(12)**	82	(114)
UTILIDAD NETA	**86**	103	(17)	144	(40)	**230**	183	25
UTILIDAD NETA MAYORITARIA	**83**	100	(17)	142	(41)	**225**	178	27
UTILIDAD POR ACCION[1]	**0.09**	0.11	(17)	0.15	(41)	**0.25**	0.19	27
UTILIDAD POR ADR (US$)[2]	**0.14**	0.16	(17)	0.23	(41)	**0.37**	0.29	27
DEPRECIACION Y AMORTIZACION	**63**	66		63		**126**	132	
FLUJO OPERATIVO	**197**	211	(7)	166	19	**363**	373	(3)
INVERSION EN ACTIVOS FIJOS	**6**	8		25		**32**	15	

ESTADO DE SITUACION FINANCIERA	**Jun-02**	Jun-01	VAR (%)	Mar-02	VAR (%)	**Jun-02**	Jun-01	VAR (%)
EFECTIVO E INVERSIONES TEMPORALES	**85**	67	27	284	(70)	**85**	67	27
CLIENTES	**687**	722	(5)	706	(3)	**687**	722	(5)
OTRAS CUENTAS Y DOCUMENTOS POR COBRAR	**904**	594	52	525	72	**904**	594	52
INVENTARIOS	**522**	440	19	716	(27)	**522**	440	19
ACTIVO CIRCULANTE	**2,207**	1,836	20	2,239	(1)	**2,207**	1,836	20
PROPIEDAD, PLANTA Y EQUIPO, NETO	**3,898**	4,128	(6)	3,956	(1)	**3,898**	4,128	(6)
ACTIVO TOTAL	**6,472**	6,323	2	6,570	(1)	**6,472**	6,323	2
DEUDA A CORTO PLAZO	**0**	0	0	0	0	**0**	0	0
PASIVO CIRCULANTE	**290**	260	12	344	(16)	**290**	260	12
DEUDA A LARGO PLAZO	**0**	0	0	0	0	**0**	0	0
PASIVO TOTAL	**1,204**	1,266	(5)	1,269	(5)	**1,204**	1,266	(5)
CAPITAL CONTABLE TOTAL	**5,267**	5,057	4	5,301	(1)	**5,267**	5,057	4
CAPITAL CONTABLE MAYORITARIO	**4,967**	4,760	4	5,001	(1)	**4,967**	4,760	4
ACTIVO CIRCULANTE/PASIVO CIRCULANTE	**7.61**	7.08		6.51		**7.61**	7.08	
PASIVO TOTAL/CAPITAL CONTABLE TOTAL	**0.23**	0.25		0.24		**0.23**	0.25	
VALOR CONTABLE POR ACCION[1]	**5.41**	5.18		5.45		**5.41**	5.18	

[1] En base a 918,405,000 acciones a junio del 2002, junio 2001 y marzo 2001.

[2] Cada ADR representa 15 acciones ordinarias; el tipo de cambio usado fue Ps. 9.96 por dólar al 30 de junio del 2002.

ENGLISH TRANSLATION OF
PRESS RELEASE, DATED JULY 24, 2002, CONTAINING
THE MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATION AND FINANCIAL CONDITION FOR THE SECOND QUARTER 2002

GIMSA
GRUPO INDUSTRIAL MASECA S.A. de C.V. Y SUBSIDIARIAS

Contacts:
Rogelio Sánchez (52 81) 8399-3312
rogelio_sanchez@gruma.com
Lilia Gómez (52 81) 8399-3324
lilia_gomez@gruma.com
Fax: (52 81) 8399-3359

Web site: http://www.gruma.com

New York Stock Exchange: MSK
Bolsa Mexicana de Valores: MASECAB

Monterrey, N.L., Mexico, July 24, 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION FOR SECOND QUARTER 2002

(PESO AMOUNTS ARE STATED IN MILLIONS IN CONSTANT TERMS AS OF JUNE 30, 2002)

The corn flour industry continues to be adversely affected by the high availability of corn in the marketplace, low prices of corn and high tortilla prices, which have generated a highly competitive environment for the corn flour industry. GIMSA in particular, has maintained the strategy of focusing on a healthy level of profitability in spite of declining volumes.

On the tortilla producers' side, margins have come under pressure due to the recent increase in the number of tortilla shops. This situation has forced tortilla producers to incur distribution costs in order to sell their tortillas outside the tortilla shops and maintain their volumes.

Under these scenarios, GIMSA considers that this is the right time to initiate a new commercial strategy designed to be applied once competition among tortilla producers will increase. During July 2002, GIMSA has begun executing several initiatives that are expected to contribute to resume volume growth in the medium term.

The following is a summary of the main initiatives:

1) During the first half of 2002, the commercial area has been restructured in order to better identify the needs of GIMSA's current and potential customers and follow a strategy strongly oriented to customer service. GIMSA's commercial area is now segmented as follows:

- Sales to tortilla producers,
- Sales to key accounts (supermarket chains, Mexico's social governmental programs, large snack makers, etc.),
- Customer service, and
- Marketing

2) The commercial operation for tortilla producers is now concentrated on its current customers, rather than attracting new customers who currently do not use corn flour.

Most of GIMSA's current customers mix traditional corn dough with corn flour to produce tortillas. The potential market for corn flour in customers who already use it is estimated at about 60% of GIMSA's current sales volume to the tortilla producers segment. GIMSA sees a tremendous growth opportunity by encouraging our existing customers to increase the use of corn flour in their mix, supporting them and trying to be perceived as their partners in the development of their business.

Some of the main actions taken to support GIMSA's customers are:

- Development and supply of new types of corn flour to prepare tortillas with the same characteristics as tortillas made from mixed dough,
- Provide support in defining and / or optimizing distribution routes and minimizing costs,
- Provide assistance in identifying opportunities to improve manufacturing processes in tortilla shops, and
- Technical assistance regarding any type or brand of tortilla machinery.

These actions will be applied in different ways based on a regional focus, taking into consideration the percentage of corn flour penetration in each region.

RESULTS OF OPERATIONS

2Q02 vs. 2Q01

Net Sales

Net sales decreased 6% to Ps 1,150 million due to a 6% volume reduction, which resulted from the combination of the following factors:

- A 6%decline in bulk sales resulting from our decision to focus on achieving higher margins, rather than volume growth, combined with stricter credit measures, and
- A 7% decline in one-kilogram consumer retail package sales, especially because this segment continues to be affected by lower sales to DICONSA (Mexican government's social and distribution program), which has been impacted by budgetary constraints.

Cost of Sales

Cost of sales declined 6% due to lower sales volume.

Cost of sales as a percentage of net sales increased 50 basis points from 69.4% to 69.9%, reflecting:

- Higher costs associated with higher nutritional levels in new corn flour products,
- Lower fixed cost absorption, and
- A slight decline in corn flour prices due to the competitive environment.

Gross profit

Gross profit was 8% lower in line with lower sales volume. Gross margin declined to 30.1% from 30.6%.

Selling, General, and Administrative Expenses (SG&A)

SG&A declined 8% due to:

- Lower freight expenses in connection with decreased sales to DICONSA and efficiencies in distribution,
- Elimination of several administrative positions at GIMSA's plants, and
- Lower leasing expenses for computer equipment.

Operating Income

Operating income declined 8% and operating margin decreased to 11.6% from 11.8%.



Operating Margin
(%)
15
12
9
6
%
11.8
12.1
13.3
8.9
11.6
2Q'01
3Q'01
4Q'01
1Q'02
2Q'02

[1]EBITDA = Operating Income + Depreciation and Amortization.

Net Comprehensive Financing Cost

Items	2Q02	2Q01	Change	Comments
Interest expense	3	5	(2)	Lower weighted-average interest rates
Interest income	(17)	(28)	12	Lower weighted-average interest rates partially offset by higher weighted-average outstanding cash balances
Foreign exchange loss (gain)	2	(1)	3	Peso depreciation in 2Q02 versus peso appreciation in 2Q01
Monetary position loss (gain)	19	16	3	Higher net monetary asset position due mainly to higher cash balances
Total	**7**	**(8)**	**15**	

Taxes and Employee Profit Sharing

Provisions for income taxes and employee profit sharing were Ps 40 million versus Ps 46 million in 2Q01 due to lower pre-tax income.

Net Majority Income

Net majority income was 17% lower, resulting primarily from the aforementioned lower net sales and lower interest income. Net majority income as a percentage of net sales decreased to 7.2% from 8.2%.

FINANCIAL POSITION

June 2002 vs. March 2002

At June 30, 2002, total assets were Ps 6,472 million, 1% lower than last quarter. Seasonal reductions in corn inventories translated into higher cash reserves. Corn inventories were approximately 322,000 metric tons, representing about three months of consumption.

Total liabilities at June 30, 2002, were Ps 1,204 million, 5% lower, due to the seasonality of accounts payable to corn suppliers.

Stockholders' equity at June 30, 2002, decreased 1% to Ps 5,267 million.

FINANCIAL RATIOS

Operational Ratios

	2Q02	1Q02	2Q01
Accounts receivable outstanding (days to sales)	54	55	53
Inventory turnover (days to cost of sales)	58	78	47
Net working capital turnover (days to sales)	94	104	81
Asset turnover (total assets to sales)	1.4	1.4	1.3

Profitability Ratios

	2Q02 %	1Q02 %	2Q01 %
ROA	6.4	6.7	5.6
ROE	8.0	8.4	7.0

ROIC	5.5	5.7	5.2

CAPITAL EXPENDITURE PROGRAM

GIMSA invested Ps 6 million in fixed assets in 2Q02, focusing its investment on upgrading its existing corn flour production equipment.

CONFERENCE CALL

The company will hold a conference call to discuss 2Q02 results on July 25, 2002, at 11:30 a.m. Eastern Time (10:30 a.m. Mexico and CT / 9:30 a.m. MT / 8:30 a.m. PT). Please call 1-800-388-8975 (from U.S./Canada) or (973) 694-2225 (international/local). In addition, the conference call will be web-cast live via the GRUMA corporate web site, www.gruma.com. For the conference call replay please dial 1-800-428-6051 or (973) 709-2089, Pass code: 252566. Please go to the Investor Relations page of the web site for further details. The audio web cast will be archived on the site.

Founded in 1949, GIMSA, S.A. de C.V., is the largest producer of corn flour in Mexico. GIMSA is engaged principally in the production, distribution, and sale of corn flour in Mexico under the MASECA® brand name. GIMSA owns 18 production facilities located throughout the country and has an estimated annual corn flour capacity of 2.3 million metric tons. GIMSA's corn flour is used mainly in the preparation of tortillas and other related products. In 2001, the company's market share was approximately 70%.

ACCOUNTING PROCEDURES

All figures have been restated in Mexican pesos of constant purchasing power as of June 30, 2002, and were prepared in accordance with Mexican Generally Accepted Accounting Principles, commonly referred to as "Mexican GAAP". The restatement was prepared using factors derived from the Mexican National Consumer Price Index.

This report may contain certain forward-looking statements and information relating to GIMSA, S.A. de C.V., that are based on the beliefs of its management as well as assumptions made by and information then available to GIMSA. Such statements reflect the views of GIMSA with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of GIMSA to be materially different from historical results or any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. Such factors include, among others, changes in economic, political, social, governmental, business, or other factors globally or in Mexico, as well as world and domestic corn prices. If one or more of these risks or uncertainties materializes, or if underlying assumptions are proven incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or targeted. GIMSA does not intend and undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

GRUPO INDUSTRIAL MASECA, S.A. DE C.V. AND SUBSIDIARIES

(MILLIONS OF CONSTANT PESOS AS OF JUNE 30, 2002)

FINANCIAL HIGHLIGHTS

	QUARTERS					YTD JUNE		
INCOME STATEMENT SUMMARY	2Q02	2Q01	VAR (%)	1Q02	VAR (%)	2002	2001	VAR (%)
SALES VOLUME (METRIC TONS IN THOUSANDS)	343	364	(6)	340	1	682	721	(5)
RETAIL	51	55	(7)	49	4	100	112	(11)
BULK	292	309	(6)	291	0	583	609	(4)
NET SALES	1,150	1,227	(6)	1,148	0	2,298	2,428	(5)
GROSS PROFIT	346	375	(8)	317	9	663	687	(4)
GROSS MARGIN (%)	30.1%	30.6%		27.6%		28.8%	28.3%	
OPERATING INCOME	134	145	(8)	102	31	236	241	(2)
OPERATING MARGIN (%)	11.6%	11.8%		8.9%		10.3%	9.9%	
COMPREHENSIVE FINANCING COST (INCOME)	7	(8)		7		14	(30)	
INTEREST EXPENSE	3	5		6		9	10	
INTEREST INCOME	(17)	(28)		(13)		(30)	(69)	
FOREIGN EXCHANGE LOSS (GAIN)	2	(1)		(0)		2	(2)	
MONETARY POSITION LOSS (GAIN)	19	16		15		33	31	
OTHER (INCOME) EXPENSE	1	4		3		4	5	
TAXES AND PROFIT SHARING	40	46	(14)	(52)	177	(12)	82	(114)
NET INCOME	86	103	(17)	144	(40)	230	183	25
NET MAJORITY INCOME	83	100	(17)	142	(41)	225	178	27
EARNINGS PER SHARE[1]	0.09	0.11	(17)	0.15	(41)	0.25	0.19	27
EARNINGS PER ADR (US$)[2]	0.14	0.16	(17)	0.23	(41)	0.37	0.29	27
DEPRECIATION AND AMORTIZATION	63	66		63		126	132	
EBITDA	197	211	(7)	166	19	363	373	(3)
CAPITAL EXPENDITURES	6	8		25		32	15	

BALANCE SHEET SUMMARY	Jun-02	Jun-01	VAR (%)	Mar-02	VAR (%)	Jun-02	Jun-01	VAR (%)
CASH AND CASH EQUIVALENTS	85	67	27	284	(70)	85	67	27
TRADE ACCOUNTS RECEIVABLE	687	722	(5)	706	(3)	687	722	(5)
OTHER ACCOUNTS RECEIVABLE	904	594	52	525	72	904	594	52
INVENTORIES	522	440	19	716	(27)	522	440	19
CURRENT ASSETS	2,207	1,836	20	2,239	(1)	2,207	1,836	20
PROPERTY, PLANT, AND EQUIPMENT, NET	3,898	4,128	(6)	3,956	(1)	3,898	4,128	(6)
TOTAL ASSETS	6,472	6,323	2	6,570	(1)	6,472	6,323	2
SHORT-TERM DEBT	0	0	0	0	0	0	0	0
CURRENT LIABILITIES	290	260	12	344	(16)	290	260	12
LONG-TERM DEBT	0	0	0	0	0	0	0	0
TOTAL LIABILITIES	1,204	1,266	(5)	1,269	(5)	1,204	1,266	(5)
STOCKHOLDERS' EQUITY	5,267	5,057	4	5,301	(1)	5,267	5,057	4
MAJORITY STOCKHOLDERS' EQUITY	4,967	4,760	4	5,001	(1)	4,967	4,760	4
CURRENT ASSETS/CURRENT LIABILITIES	7.61	7.08		6.51		7.61	7.08	
TOTAL LIABILITIES/STOCKHOLDERS' EQUITY	0.23	0.25		0.24		0.23	0.25	
BOOK VALUE PER SHARE[1]	5.41	5.18		5.45		5.41	5.18	

[1] Based on 918,405,000 shares outstanding as of June 2002, June 2001, and March 2002.

[2] Each ADR represents fifteen ordinary shares; exchange rate used was Ps. 9.96 per dollar as of June 30, 2002.

ITEM 3

ANNEXES TO THE FINANCIAL STATEMENTS

ENTIDAD Y OPERACIONES

Grupo Industrial Maseca, S.A. de C.V. ("Gimsa") es una empresa mexicana con subsidiarias dedicadas principalmente a la fabricación y distribución de harina de maíz. Gimsa y subsidiarias, en lo sucesivo referidas en forma colectiva como "la Compañía", son controladas por Gruma, S.A. de C.V. ("Gruma").

POLÍTICAS CONTABLES SIGNIFICATIVAS

Los estados financieros consolidados y notas han sido preparados de acuerdo con los principios de contabilidad generalmente aceptados en México.

CONSOLIDACIÓN DE ESTADOS FINANCIEROS

Los estados financieros consolidados incluyen los de Gimsa y los de sus empresas subsidiarias. Los saldos y operaciones importantes entre las empresas consolidadas han sido eliminados.

Las principales subsidiarias incluidas en la consolidación son:

	% de participación
Empresas productoras de harina de maíz:	
Molinos Azteca de Chihuahua, S.A. de C.V.	100.00
Molinos Azteca, S.A. de C.V.	100.00
Industrias de Río Bravo, S.A. de C.V.	98.34
Harinera de Tamaulipas, S.A. de C.V.	100.00
Harinera de Veracruz, S.A. de C.V.	100.00
Molinos Azteca de Culiacán, S.A. de C.V.	100.00
Derivados de Maíz Alimenticio, S.A. de C.V.	100.00
Molinos Azteca de Jalisco, S.A. de C.V.	100.00
Harinera de Maíz, S.A. de C.V.	83.33
Molinos Azteca del Bajío, S.A. de C.V.	100.00
Molinos Azteca de Chalco, S.A. de C.V.	56.33
Harinera de Maíz de Jalisco, S.A. de C.V.	100.00
Harinera de Yucatán, S.A. de C.V.	88.57
Harinera de Maíz de Mexicali, S.A. de C.V.	85.00
Molinos Azteca de Chiapas, S.A. de C.V.	90.00
Molinos Azteca de Veracruz, S.A. de C.V.	100.00
Empresas de servicios y otras:	
Compañía Nacional Almacenadora, S.A. de C.V.	100.00
Servicios Administrativos y Financieros Gimsa, S.A. de C.V.	100.00
Industria Tortilladora Azteca, S.A. de C.V.	100.00
Arrendadora de Maquinaria de Chihuahua, S.A. de C.V.	100.00

USO DE ESTIMACIONES

La preparación de los estados financieros requiere que la administración de la Compañía haga algunas estimaciones y supuestos, que afectan el importe de ciertos activos y pasivos y de ciertos ingresos, costos y gastos a las fechas y períodos que se informan; así mismo, pudieran afectar la revelación de activos y pasivos contingentes. Los resultados reales pueden diferir de las estimaciones efectuadas.

RECONOCIMIENTO DE LOS EFECTOS DE LA INFLACIÓN

Los estados financieros han sido actualizados para reconocer los efectos de la inflación y están expresados en pesos de poder adquisitivo del 30 de junio de 2002, determinados como sigue:

·Para propósitos de comparabilidad, los estados financieros al 30 de junio de 2001 y período de tres meses terminado en esa fecha, han sido actualizados utilizando el factor de inflación del año 2002 (2.56%) derivado del Índice Nacional de Precios al Consumidor ("INPC"), publicado por el Banco de México.

·Los estados de resultados y de variaciones en el capital contable han sido actualizados utilizando el INPC aplicable al período en la cual se realizaron las operaciones y el final del año.

·Los estados de cambios en la situación financiera presentan, en pesos constantes, la generación y utilización de recursos por la operación y por actividades de financiamiento e inversión.

·Los principales factores estimados de inflación usados para actualizar la información financiera fueron 2.56% y 4.80% para los años 2002 y 2001, respectivamente.

La metodología para actualizar los estados financieros es la siguiente:

Actualización de activos no monetarios

Los inventarios y costo de ventas se actualizan utilizando el método de costos estimados de reposición. Como se detalla en la Nota 2-G, propiedades, planta y equipo, neto se actualizan usando factores derivados del INPC, excepto por la maquinaria y equipo de procedencia extranjera, la cual actualiza en base al índice general de precios al consumidor del país de origen y se valúan utilizando la moneda de ese país y el tipo de cambio vigente al final del año.

Actualización de capital social, prima en venta de acciones y utilidades retenidas

Equivale a la cantidad necesaria para mantener la inversión de los accionistas en términos de su poder adquisitivo original, se determina aplicando factores derivados del INPC, a partir de las fechas en que se hicieron las aportaciones de los accionistas y fueron generadas las utilidades, y se presenta incluida en los renglones correspondientes del capital contable.

Insuficiencia en la actualización del capital

Representa principalmente la diferencia entre el valor específico de reposición de los activos no monetarios, antes descrito, y el costo histórico de esos activos actualizados por la inflación general, medida a través del INPC.

Pérdida por posición monetaria

Representa el efecto de la inflación, medido en términos del INPC, sobre el neto de los activos y pasivos monetarios al inicio de cada mes.

TRANSACCIONES EN MONEDA EXTRANJERA

Las transacciones en moneda extranjera se registran en pesos al tipo de cambio vigente a la fecha en que se realizan. Los saldos de activos y pasivos monetarios denominados en moneda extranjera se valúan en pesos al tipo de cambio vigente a la fecha del estado de situación financiera. Las diferencias en cambio derivadas de la valuación y pago de estos saldos se acreditan o cargan a los resultados del año.

INVERSIONES TEMPORALES

Inversiones temporales son las partidas equivalentes a efectivo con vencimientos en la fecha de compra inferiores a tres meses, valuadas al costo, el cual es aproximado al valor de mercado.

INVENTARIOS Y COSTO DE VENTAS

Los inventarios se valúan a su costo estimado de reposición o mercado, el que sea menor. El costo de reposición es determinado en base al precio de la última compra o último costo de producción. El costo de ventas se determina utilizando costos estimados de reposición del mes en que se realizan las ventas.

PROPIEDADES, PLANTA Y EQUIPO, NETO

Las propiedades, planta y equipo se actualizan usando el INPC, excepto por la maquinaria y equipo de procedencia extranjera que se actualiza mediante el índice general de precios del país de origen y se valúa utilizando la moneda de ese país y el tipo de cambio vigente al final del año.

La depreciación se calcula por el método de línea recta con base en el valor actualizado menos el valor de desecho y en las vidas útiles estimadas de los bienes. Las vidas útiles estimadas de los activos se resumen como sigue:

	Años
Edificios	24
Maquinaria y equipo	12

Las reparaciones y el mantenimiento se cargan a los resultados conforme se incurren. El costo de las mejoras mayores se capitaliza. El costo integral de financiamiento, neto incluyendo intereses, fluctuación cambiaria y resultado monetario de la deuda, relativo a nuevos proyectos de inversión se capitaliza como parte de los activos durante el período de construcción. La utilidad o la pérdida en la venta o retiro de activos se reconoce en resultados como "Otros productos (gastos), neto".

EXCESO DEL COSTO DE ADQUISICIÓN DE SUBSIDIARIAS

El exceso del costo sobre valor en libros de subsidiarias adquiridas se actualiza usando los factores del INPC. La amortización se calcula sobre la base de los valores actualizados usando el método de línea recta y un período no mayor a 20 años.

GASTOS PREOPERATIVOS

Los gastos incurridos durante la etapa encaminada a iniciar operaciones industriales y/o comerciales se capitalizan y son presentados como gastos preoperativos en "Otros activos". Esta etapa termina cuando la Compañía inicia sus actividades comerciales. Su valor actualizado se determina mediante el INPC y la amortización se calcula por el método de línea recta en un período de 12 años.

VALOR DE RECUPERACION DE ACTIVOS DE LARGA DURACIÓN

La Compañía evalúa la recuperación de sus activos de larga duración, principalmente propiedades, planta y equipo, exceso del costo sobre el valor en libros de subsidiarias adquiridas y gastos preoperativos, cuando ciertos hechos y circunstancias son indicativos de que el valor registrado de los activos puede no ser recuperado.

Para propiedades, planta y equipo, la recuperación de los activos que serán conservados por la Compañía para su utilización, se determina mediante el flujo neto estimado de efectivo que se espera sea generado por los activos; en su caso, se reconoce una pérdida por deterioro por el excedente del valor neto registrado y el valor estimado de recuperación de los activos. Respecto de los activos a ser vendidos, la pérdida por deterioro se determina por la diferencia entre el valor neto registrado y el valor estimado de venta menos los costos relativos.

La administración de la Compañía estima que al 31 de diciembre de 2001 no existe deterioro en el valor de recuperación de los activos de larga duración

PRIMAS DE ANTIGUEDAD E INDEMNIZACIONES POR RETIRO

La prima de antigüedad, a que tienen derecho los trabajadores después de 15 años de servicio, se reconoce en base a cálculos actuariales preparados por peritos independientes. Las indemnizaciones a que pueden tener derecho los trabajadores en caso de despido o muerte, bajo ciertas circunstancias establecidas por la Ley Federal del Trabajo de México, se llevan a resultados del año en que son exigibles.

RECONOCIMIENTO DE INGRESOS

Las ventas se registran conforme se efectúan los embarques de productos ordenados por clientes.

IMPUESTO SOBRE LA RENTA Y PARTICIPACIÓN DE UTILIDADES AL PERSONAL

A partir del 1 de enero de 2000, la Compañía adoptó las disposiciones del Boletín D-4 revisado, "Tratamiento Contable del Impuesto sobre la Renta, del Impuesto al Activo y de la Participación de los Trabajadores en la Utilidad", emitido por el Instituto Mexicano de Contadores Públicos. Como resultado de lo anterior, para el reconocimiento del impuesto sobre la renta diferido, la Compañía cambió el método de pasivo parcial al de activos y pasivos integrales, el cual consiste en determinar el impuesto sobre la renta diferido aplicando la tasa de impuesto sobre la renta correspondiente a las diferencias temporales entre los valores contable y fiscal de los activos y pasivos a la fecha de los estados financieros.

UTILIDAD NETA POR ACCIÓN

La utilidad neta por acción se calcula dividiendo la utilidad neta mayoritaria del año entre el promedio ponderado de acciones comunes en circulación durante el año.

UTILIDAD INTEGRAL

A partir del 1o. de enero de 2001, se inició la vigencia del boletín B-4 "Utilidad Integral", que requiere que los diferentes conceptos que integran el capital ganado (perdido) durante el ejercicio, se muestren en el estado de variaciones en el capital contable, bajo el concepto de utilidad integral. La Compañía adoptó las disposiciones establecidas en dicho boletín y reestructuró dicho estado para hacer comparativos los diferentes renglones que lo integran.

INSTRUMENTOS FINANCIEROS

La Compañía lleva a cabo contratos de cobertura de transacciones futuras sobre algunos insumos claves para su operación como es el gas y parte de sus compras de maíz para reducir el riesgo creado por la fluctuación de los precios. Estos contratos no exceden las necesidades de producción del año. Las ganancias o pérdidas no realizadas generadas por estas operaciones no son reflejadas en los estados financieros hasta que se finiquiten los contratos. Las ganancias o pérdidas realizadas son reconocidas como parte del costo de producción al momento de su consumo.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **MASECA** TRIMESTRE: **2** AÑO: **2002**
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3

CONSOLIDADO
Impresión Final

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (
SUBSIDIARIAS					
1 MOLINOS AZTECA DE CHIHUAHUA, S.A. DE C.V.	ELAB. DISTR. HNA. DE MAÍZ	261,039	100.00	26,104	21,608
2 MOLINOS AZTECA, S.A. DE C.V.	ELAB. DISTR. HNA. DE MAÍZ	522,944	100.00	52,292	134,427
3 INDUSTRIAS DE RIO BRAVO, S.A. DE C.V.	ELAB. DISTR. HNA. DE MAÍZ	167,352	98.34	16,735	(5,882)
4 HARINERA DE TAMAULIPAS, S.A. DE C.V.	ELAB. DISTR. HNA. DE MAÍZ	80,199	100.00	8,020	14,151
5 HARINERA DE VERACRUZ, S.A. DE C.V.	ELAB. DISTR. HNA. DE MAÍZ	130,049	100.00	13,005	33,343
6 HARINERA DE YUCATAN, S.A. DE C.V.	ELAB. DISTR. HNA. DE MAÍZ	25,242,960	88.57	37,704	87,507
7 MOLINOS AZTECA DE CULIACAN, S.A. DE C.V.	ELAB. DISTR. HNA. DE MAÍZ	219,998	100.00	22,000	43,934
8 DERIVADOS DE MAIZ ALIMENTICIO, S.A. DE C.V.	ELAB. DISTR. HNA. DE MAÍZ	419,999	100.00	48,257	31,408
9 MOLINOS AZTECA DE JALISCO, S.A. DE C.V.	ELAB. DISTR. HNA. DE MAÍZ	197,004	100.00	19,701	(23,755)
10 HARINERA DE MAÍZ, S.A. DE C.V.	ELAB. DISTR. HNA. DE MAÍZ	14,999,548	83.33	11,998	849
11 COMPAÑÍA NACIONAL ALMACENADORA, S.A. DE C.V.	CPA-VTA ALMAC. GUAR MAIZ	866,399	100.00	86,426	2,341,651
12 MOLINOS AZTECA DE CHALCO, S.A. DE C.V.	ELAB. DISTR. HNA. DE MAÍZ	60,820,015	56.33	60,820	254,550
13 HARINERA DE MAÍZ DE MEXICALI, S.A. DE C.V.	ELAB. DISTR. HNA. DE MAÍZ	39,035,400	85.00	46,224	18,495
14 ARRENDADORA DE MAQUINARIA DE CHIHUAHUA, S.A. DE C	FAB DISTR HNA DE FRIJOL	6,002	100.00	5,576	(6,967)
15 SERVICIOS ADMINISTRATIVOS Y FINANCIEROS GIMSA, S.	PREST SERV. ADM A SUBS	399,999	100.00	40,000	(1,251)
16 MOLINOS AZTECA DEL BAJIO, S.A. DE C.V.	ELAB. DISTR. HNA. DE MAÍZ	220,099	100.00	30,898	191,777
17 HARINERA DE MAÍZ DE JALISCO, S.A. DE C.V.	ELAB. DISTR. HNA. DE MAÍZ	359,393	100.00	74,770	149,761
18 MOLINOS AZTECA DE XALPA, S.A. DE C.V.	ELAB. DISTR. HNA. DE MAÍZ	399,999	100.00	41,400	2,848
19 INDUSTRIA TORTILLADORA AZTECA, S.A. DE C.V.	TENED ACC SUBS TORTILL	38,999	100.00	48,999	(44,962)
20 MOLINOS AZTECA DE CHIAPAS, S.A. DE C.V.	ELAB. DISTR. HNA. DE MAÍZ	65,699,800	90.00	66,650	145,270
21 MOLINOS AZTECA DE VERACRUZ, S.A. DE C.V.	ELAB. DISTR. HNA. DE MAÍZ	599,999	100.00	60,000	117,026
TOTAL DE INVERSIONES EN SUBSIDIARIAS				**817,579**	**3,505,788**
ASOCIADAS					
1 ARRENDADORA CERRO DE LAS MITRAS, S.A. DE C.V.	CPA-VTA ARR DE AUTOS	52,900	34.57	11,949	16,340

CLAVE DE COTIZACION: **MASECA** TRIMESTRE: **2** AÑO: **2002**
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3

CONSOLIDADO
Impresión Final

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (
		0	0.00	0	0
TOTAL DE INVERSIONES EN ASOCIADAS				11,949	16,340
OTRAS INVERSIONES PERMANENTES					5,570
TOTAL					3,527,698

OBSERVACIONES

CLAVE DE COTIZACION: **MASECA** TRIMESTRE: **2** AÑO: **2002**
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

INMUEBLES, PLANTA Y EQUIPO
(Miles de Pesos)

ANEXO 4 **CONSOLIDADO**
Impresión Final

CONCEPTO	COSTO DE ADQUISICION	DEPRECIACION ACUMULADA	VALOR EN LIBROS	REVALUACION	DEPRECIACION DE LA REVALUACION	VALOR EN LIBROS (+) REVALUACION (-) DEPRECIACION
ACTIVOS DEPRECIABLES						
INMUEBLES	304,731	107,098	197,633	1,005,107	281,132	921,608
MAQUINARIA	982,137	482,204	499,933	3,857,202	1,918,605	2,438,530
EQUIPO DE TRANSPORTE	96,371	51,435	44,936	52,330	35,717	61,549
EQUIPO DE OFICINA	27,933	16,734	11,199	41,154	20,773	31,580
EQUIPO DE COMPUTO	18,089	14,156	3,933	7,074	4,249	6,758
OTROS	269,156	121,778	147,378	147,138	49,857	244,659
TOTAL DEPRECIABLES	**1,698,417**	**793,405**	**905,012**	**5,110,005**	**2,310,333**	**3,704,684**
ACTIVOS NO DEPRECIABLES						
TERRENOS	58,689	0	58,689	131,798	0	190,487
CONSTRUCCIONES EN PROCESO	3,020	0	3,020	0	0	3,020
OTROS	0	0	0	0	0	0
TOTAL NO DEPRECIABLES	**61,709**	**0**	**61,709**	**131,798**	**0**	**193,507**
TOTAL	**1,760,126**	**793,405**	**966,721**	**5,241,803**	**2,310,333**	**3,898,191**

GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

TRIMESTRE: **2** AÑO: **2002**

ANEXO 05
DESGLOSE DE CREDITOS

(MILES DE PESOS)

Impresión Final
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos: Hasta 1 Año	Denominados en Pesos: Mas de 1 Año	Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) Intervalo de Tiempo: Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo: Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
PROVEEDORES																
PROVEEDORES																
VARIOS			36,266	0	0	58,798	0	0	0	0	0	0	0	0	0	0
TOTAL PROVEEDORES			36,266	0	0	58,798	0	0	0	0	0	0	0	0	0	0
VARIOS			191,802	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL OTROS PASIVOS CIRCULANTES, OTROS CREDITOS			191,802	0	0	0	0	0	0	0	0	0	0	0	0	0
			228,068	0	0	58,798	0	0	0	0	0	0	0	0	0	0

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **MASECA** TRIMESTRE: **2** AÑO: **2002**

GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

BALANZA DE DIVISAS Y POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6 **CONSOLIDADO**
Impresión Final

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
1. INGRESOS					
EXPORTACIONES	0	0	0	0	0
OTROS	0	0	0	0	0
TOTAL					
2. EGRESOS					
IMPORTACIONES (MATERIAS PRIMAS)	18,896	176,019	0	0	176,019
INVERSIONES	23	220	0	0	220
OTROS	58	537	0	0	537
TOTAL	**18,977**	**176,776**			**176,776**
SALDO NETO	**(18,977)**	**(176,776)**			**(176,776)**
3. POSICION EN MONEDA EXTRANJERA					
ACTIVO TOTAL	**8,337**	**8,337**	0	0	**8,337**
PASIVO	**58,798**	**58,798**			**58,798**
CORTO PLAZO	58,798	58,798	0	0	58,798
LARGO PLAZO	0	0	0	0	0
SALDO NETO	**(50,461)**	**(50,461)**			**(50,461)**

OBSERVACIONES

CLAVE DE COTIZACION: **MASECA** TRIMESTRE: **2** AÑO: **2002**
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION MONETARIA (1)
(Miles de Pesos)

ANEXO 7

CONSOLIDADO
Impresión Final

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	1,482,699	354,555	(1,128,144)	0.93	(10,414)
FEBRERO	1,366,276	296,760	(1,069,516)	0.00	688
MARZO	1,597,360	341,124	(1,256,236)	0.52	(6,426)
ABRIL	1,747,698	363,605	(1,384,093)	0.55	(7,561)
MAYO	1,806,907	267,236	(1,539,671)	0.20	(3,121)
JUNIO	1,739,140	239,769	(1,499,371)	0.42	(6,298)
ACTUALIZACION:	0	0	0	0.00	(300)
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	0
OTROS	0	0	0	0.00	0
TOTAL					(33,432)

OBSERVACIONES

CLAVE DE COTIZACION: **MASECA** TRIMESTRE: **2** AÑO: **2002**
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

OBLIGACIONES Y/O PAGARES DE MEDIANO PLAZO INSCRITOS EN BOLSA (1)

ANEXO 8 **CONSOLIDADO**
Impresión Final

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO
NO APLICABLE

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS
NO APLICABLE

CONSTANCIA DE OBLIGACIONES Y/O PAGARES DE MEDIANO PLAZO (1)

CLAVE DE COTIZACION: **MASECA** TRIMESTRE: **2** AÑO: **2002**
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9 **CONSOLIDADO**
Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
MASA CULIACAN SUC. CHIHUAHUA	ELAB DIST HNA MAIZ CONS H	9,500	62
MASA CULIACAN SUC. N.L.	ELAB DIST HNA MAIZ CONS H	20,000	65
IND. DE RIO BRAVO	ELAB DIST HNA MAIZ CONS H	7,000	61
MASA CULIACAN SUC. TAMPS.	ELAB DIST HNA MAIZ CONS H	6,250	70
HARINERA DE VER.	ELAB DIST HNA MAIZ CONS H	12,200	80
HARINERA DE YUC.	ELAB DIST HNA MAIZ CONS H	6,250	100
MASA CULIACAN	ELAB DIST HNA MAIZ CONS H	3,250	100
MASA CULIACAN SUC. NAYARIT	ELAB DIST HNA MAIZ CONS H	10,000	71
HAR DE M. DE JALIS SUC ZAMORA	ELAB DIST HNA MAIZ CONS H	6,250	0
MASA CHALCO MATRIZ TEOTIHUAC	ELAB DIST HNA MAIZ CONS H	22,750	60
HARINERA DE MAIZ	ELAB DIST HNA MAIZ CONS H	6,250	56
HARINERA DE MEXICALI	ELAB DIST HNA MAIZ CONS H	6,250	57
MASA CHALCO SUCURSAL	ELAB DIST HNA MAIZ CONS H	18,750	0
MASA CULIACAN SUC. BAJIO	ELAB DIST HNA MAIZ CONS H	18,750	51
HARINERA DE MAIZ JALIS MATRIZ	ELAB DIST HNA MAIZ CONS H	13,500	70
MASA CULIACAN SUC. LA PAZ	ELAB DIST HNA MAIZ CONS H	1,500	89
MASA CHIAPAS	ELAB DIST HNA MAIZ CONS H	13,500	66
MASA VERACRUZ	ELAB DIST HNA MAIZ CONS H	13,500	61

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

SIFIC / ICS

CLAVE DE COTIZACION: **MASECA** TRIMESTRE: **2** AÑO: **2002**

GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

MATERIAS PRIMAS DIRECTAS

ANEXO 10

CONSOLIDADO
Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
MAIZ	AGRICULTORES	MAIZ	BARTLETT & CO. ARCHER DANIELS MIDLAND, CO.	NO	61.40

OBSERVACIONES

DE COTIZACION: **MASECA**
INDUSTRIAL MASECA, S.A. DE C.V.

TRIMESTRE: **2** AÑO: **2002**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

CONSOLIDADO
Impresión Final

IPALES PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
IEA DE PRODUCTOS	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
E MAIZ	686,574	0 1,635,331	0 682,449	2,298,151	70.00	MASECA	TORTILLERIAS, AUTOSERVICIOS
L		1,635,331		2,298,151			

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

DE COTIZACION: **MASECA**
INDUSTRIAL MASECA, S.A. DE C.V.

TRIMESTRE: **2** AÑO: **2002**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS AL EXTERIOR

PAGINA 2
CONSOLIDADO
Impresión Final

CIPALES PRODUCTOS	PRODUCCION TOTAL		VENTAS		DESTINO	PRINCIPALES	
IEA DE PRODUCTOS	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
ABLE		0	0				
L				0			

ERVACIONES

CLAVE DE COTIZACION MASECA TRIMESTRE: 2 AÑO: 2002
GRUPO INDUSTRIAL MASECA, S.A. DE C

ANEXO 12

CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA
(Miles de Pesos)

SALDO DE LA CUFIN AL CIERRE DEL EJERCICIO ANTERIOR AL QUE REPORTA

SALDO DE CUFIN AL 31 DE DICIEMBRE D **2001** 100,469

Número de acciones en circulación a la misma fecha de la CUFIN : 918,405,000
(En Unidades)

[X] CIFRAS DICTAMINADAS FISCALMENTE [X] CIFRAS CONSOLIDADAS FISCALMENTE

DIVIDENDOS COBRADOS DURANTE EL EJERCICIO ACTUAL

TRIMESTRE	SERIE	NUMERO DE ACCIONES EN CIRCULACION	FECHA DE COBRO	IMPORTE
II	B	918,405,000.00	24/04/2002	797,725.00

DIVIDENDOS PAGADOS DURANTE EL EJERCICIO ACTUAL

TRIMESTRE	SERIE	NUMERO DE ACCIONES EN CIRCULACION	FECHA DE COBRO	IMPORTE
II	B	918,405,000.00	07/05/2002	110,209.00

DETERMINACION DE LA UFIN DEL EJERCICIO ACTUAL

UFIN DEL EJERCICIO COMPRENDIDO DEL 1 DE ENERO A 30 DE JUNIO DE 2002

RESULTADO FISCAL	701
- IMPORTE DEL ISR:	245
+ IMPORTE P.T.U. DEDUCIDA	0
- IMPORTE DEL P.T.U	0
- IMPORTE DE LA UFIR	0
- PARTIDAS NO DEDUCIBLES	0
UFIN DEL EJERCICIO :	456

SALDO DE LA CUFIN ACTUALIZADA AL TRIMESTRE QUE REPORTA
(Informacion del año actual)

SALDO DE CUFIN A 30 DE JUNIO DE 2002 796,116

Número de acciones en circulación a la misma fecha de la CUFIN : 918,405,000
(En Unidades)

CLAVE DE COTIZACION MASECA TRIMESTRE: 2 AÑO: 2002

RAZON SOCIAL: **GRUPO INDUSTRIAL MASECA, S.A. DE C.V.**

ANEXO 12 - A

CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA REINVERTIDA

(Miles de Pesos)

SALDO DE LA CUFIN REINVERTIDA AL CIERRE DEL EJERCICIO ANTERIOR AL QUE REPORTA

SALDO DE CUFIN AL 31 DE DICIEMBRE DE **2001**	0
Número de acciones en circulación a la misma fecha de la CUFIN : (En Unidades)	918,405,000

☐ CIFRAS DICTAMINADAS FISCALMENTE ☐ CIFRAS CONSOLIDADAS FISCALMENTE

DIVIDENDOS PAGADOS DURANTE EL EJERCICIO ACTUAL PROVENIENTES DE LA CUFIN

TRIMESTRE	SERIE	NUMERO DE ACCIONES EN CIRCULACION	FECHA DE COBRO	IMPORTE
0	0	0.00		0.00

DETERMINACION DE LA UFIN REINVERTIDA DEL EJERCICIO QUE REPORTA

UFINER DEL EJERCICIO COMPRENDIDO DEL 1o DE ENERO AL 31 DE ENERO DE

RESULTADO FISCAL:	0
+ IMPORTE P.T.U. DEDUCIDA	0
- IMPORTE DEL P.T.U	0
- PARTIDAS NO DEDUCIBLES	0
- (+) UTILIDAD (PERDIDA) DE FUENTE DE RIQUEZA UBICADA EN EL EXT.	0
UFIN DEL EJERCICIO :	0
- ISR (Utilizando la tasa para ISR diferido)	
* FACTOR PARA UFIN REINVERTIDA:	0
UFINER DEL EJERCICIO	0

SALDO DE LA CUFIN REINVERTIDA ACTUALIZADA AL TRIMESTRE QUE REPORTA

SALDO DE LA CUFIN REINVERTIDA A **30** DE JUNIO DE 2002	0
Número de acciones en circulación a la misma fecha de la CUFIN reinvertida : (En Unidades)	918,405,000

MODIFICACION AL SALDO DE LA CUFIN REINVERTIDA DEL EJERCICIO ANTERIOR POR DECLARACION COMPLEMENTARIA

SALDO DE CUFIN AL 31 DE DICIEMBRE DE 2001 (Antes de UFIN reinvertida del ejercicio anterior)	0
Número de acciones en circulación a la misma fecha de la CUFIN reinvertida : (En Unidades)	918,405,000

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **MASECA** TRIMESTRE: **2** AÑO: **2002**

GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

CONSOLIDADO
Impresión Final

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

SERIE	VALOR NOMINAL ($)	CUPON VIGENTE	NUMERO DE ACCIONES				CAPITAL SOCIAL (Miles de Pesos)	
			PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
A		0	504,150,300		504,150,300		100,830	
B		0	414,254,700			414,254,700	82,851	
TOTAL			**918,405,000**	**0**	**504,150,300**	**414,254,700**	**183,681**	**0**

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:
918,405,000

PROPORCION DE ACCIONES POR :

CPO's : 0
T.VINC. : 0
ADRS's : 15 ACC ORDINARIAS = 1 ADRS
GDRS's : 0
ADS's : 0
GDS's 0

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE MERCADO AL TRIMESTRE

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **MASECA** TRIMESTRE: **2** AÑO: **2002**
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

CONSOLIDADO
Impresión Final

DECLARACION DE FUNCIONARIOS DE LA INSTITUCION, RESPONSABLES DE LA INFORMACION.

DECLARO BAJO PROTESTA DE DECIR VERDAD, QUE LA INFORMACION FINANCIERA BASICA Y COMPLEMENTARIA PROPORCIONADA A LA BOLSA, POR EL PERIODO COMPRENDIDO ENTRE EL · DE **ENERO** Y EL **30** DE **JUNIO** DE **2002**. **2001** E OBTENIDA DE LOS REGISTROS CONTABLES AUTORIZADOS Y, EN SU CASO, EXTRALIBROS Y ES RESULTANTE DE LA APLICACION DE LOS PRINCIPIOS Y NORMAS DE CONTABILIDAD ACEPTADAS O PRONUNCIADAS POR EL INSTITUTO MEXICANO DE CONTADORES PUBLICOS Y DISPOSICIONES DE LA COMISION NACIONAL BANCARIA Y DE VALORES.

LOS PRINCIPIOS DE CONTABILIDAD Y NORMAS, ASI COMO LA AGRUPACION DE CUENTAS Y CIFRAS EN EL PERIODO A QUE DICHA INFORMACION HACE REFERENCIA, FUERON APLICADAS POR LA INSTITUCION SOBRE BASES UNIFORMES A LAS DEL MISMO PERIODO DEL EJERCICIO ANTERIOR.

C.P. LUIS M. GONZALEZ ESCAMILLA
SUBDIRECTOR CORPORATIVO

ING. ROGELIO SANCHEZ MARTINEZ
SUBDIRECTOR DE FINANZAS CORPORATIVO

MONTERREY, NL, A 25 DE JULIO DE 2002

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

SIFIC / ICS

CLAVE DE COTIZACION: MASECA FECHA: 24/07/2002 18:55

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	GRUPO INDUSTRIAL MASECA, S.A. DE C.V.
DOMICILIO:	AVE. LA CLINICA 2520 EDIFICIO DELTA 1ER PISO
COLONIA:	SERTOMA
C. POSTAL:	64710
CIUDAD Y ESTADO:	MONTERREY ,NL
TELEFONO:	(81) 8399-3300
FAX:	(81) 8399-3359 AUTOMATICO: X
E-MAIL:	rogelio_sanchez@gruma.com
DIRECCION DE INTERNET:	www.gruma.com

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	GIM810710D40
DOMICILIO FISCAL:	AVE. LA CLINICA 2520 EDIFICIO DELTA 1ER PISO
COLONIA:	SERTOMA
C. POSTAL:	64710
CIUDAD Y ESTADO:	MONTERREY ,NL

RESPONSABLE DE PAGO

NOMBRE:	ING ROGELIO SANCHEZ MARTINEZ
DOMICILIO:	CALZADA DEL VALLE 407 OTE.
COLONIA:	DEL VALLE
C. POSTAL:	66220
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA ,NL
TELEFONO:	(81) 8399-33-11
FAX:	(81)-8399-3359
E-MAIL:	rogelio_sanchez@gruma.com

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE
NOMBRE:	SR. ROBERTO GONZALEZ BARRERA
DOMICILIO:	PASEO DE LA REFORMA NO. 300
COLONIA:	CUAUHTEMOC
C. POSTAL:	06500
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55) 5227-4717
FAX:	(55) 5207-5587
E-MAIL:	maria_arias@gruma.com

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR DE OPERACIONES
NOMBRE:	LIC. ROBERTO GONZALEZ ALCALA
DOMICILIO:	CALZADA DEL VALLE NO. 407
COLONIA:	DEL VALLE
C. POSTAL:	66220

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

SIFIC / ICS

CLAVE DE COTIZACION: MASECA FECHA: 24/07/2002 18:55

CIUDAD Y ESTADO: SAN PEDRO GARZA GARCIA NL
TELEFONO: (81) 8399-3300
FAX: (81) 8399-3359
E-MAIL: roberto_ gonzalez_a@gruma.com

PUESTO BMV: DIRECTOR DE FINANZAS
PUESTO: DIRECTOR CORPORATIVO DE FINANZAS Y PLANEACION
NOMBRE: LIC. RAUL CAVAZOS MORALES
DOMICILIO: CALZADA DEL VALLE NO. 407 OTE.
COLONIA: DEL VALLE
C. POSTAL: 66220
CIUDAD Y ESTADO: SAN PEDRO GARZA GARCIA NL
TELEFONO: (81) 8399-3313
FAX: (81) 8399-3359
E-MAIL: raul_cavazos@gruma.com

PUESTO BMV: RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: SUBDIRECTOR DE FINANZAS CORPORATIVA
NOMBRE: ING. ROGELIO SANCHEZ MARTINEZ
DOMICILIO: CALZADA DEL VALLE NO. 407 OTE.
COLONIA: DEL VALLE
C. POSTAL: 66220
CIUDAD Y ESTADO: SAN PEDRO GARZA GARCIA NL
TELEFONO: (81) 8399-3311
FAX: (81) 8399-3359
E-MAIL: rogelio_sanchez@gruma.com

PUESTO BMV: SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: SUBDIRECTOR DE FINANZAS CORPORATIVA
NOMBRE: ING. ROGELIO SANCHEZ MARTINEZ
DOMICILIO: CALZADA DEL VALLE NO. 407 OTE.
COLONIA: DEL VALLE
C. POSTAL: 66220
CIUDAD Y ESTADO: SAN PEDRO GARZA GARCIA NL
TELEFONO: (81) 8399-3311
FAX: (81) 8399-3359
E-MAIL: rogelio_sanchez@gruma.com

PUESTO BMV: RESPONSABLE DEL AREA JURIDICA
PUESTO: SUBDIRECTOR JURIDICO LEGAL NACIONAL
NOMBRE: LIC. SALVADOR VARGAS GUAJARDO
DOMICILIO: CALZADA DEL VALLE NO. 407 OTE.
COLONIA: DEL VALLE
C. POSTAL: 66220
CIUDAD Y ESTADO: SAN PEDRO GARZA GARCIA NL
TELEFONO: (81) 8399-3207
FAX: (81) 8399-3359
E-MAIL: salvador_vargas@gruma.com

PUESTO BMV: SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: DIRECTOR JURIDICO CORPORATIVO

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

SIFIC / ICS

CLAVE DE COTIZACION: MASECA FECHA: 24/07/2002 18:55

NOMBRE:	LIC. SALVADOR VARGAS GUAJARDO
DOMICILIO:	CALZADA DEL VALLE NO. 407
COLONIA:	DEL VALLE
C. POSTAL:	66220
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	(81) 8399-3307
FAX:	(81) 8399-3359
E-MAIL:	salvador_vargas@gruma.com

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	SUBDIRECTOR JURIDICO LEGAL NACIONAL
NOMBRE:	LIC. ROGELIO SANCHEZ GARCIA
DOMICILIO:	CALZADA DEL VALLE NO. 407 OTE.
COLONIA:	DEL VALLE
C. POSTAL:	66220
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	(81) 8399-3240
FAX:	(81) 8399-3359
E-MAIL:	rogelio_sanchez_g@gruma.com

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	GERENCIA DE RELACION CON INVERSIONISTAS
NOMBRE:	C.P. LILIA GOMEZ DELGADILLO
DOMICILIO:	CALZADA DEL VALLE NO. 407 OTE.
COLONIA:	DEL VALLE
C. POSTAL:	66220
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	(81) 8399-3324
FAX:	(81) 8399-3359
E-MAIL:	lilia_gomez@gruma.com

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	SUBDIRECTOR DE FINANZAS CORPORATIVA
NOMBRE:	ING. ROGELIO SANCHEZ MARTINEZ
DOMICILIO:	CALZADA DEL VALLE NO. 407
COLONIA:	DEL VALLE
C. POSTAL:	66220
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	(81) 8399-3311
FAX:	(81) 8399-3359
E-MAIL:	rogelio_sanchez@gruma.com

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	SUBDIRECTOR DE FINANZAS CORPORATIVA
NOMBRE:	ING. ROGELIO SANCHEZ MARTINEZ
DOMICILIO:	CALZADA DEL VALLE NO. 407 OTE.
COLONIA:	DEL VALLE
C. POSTAL:	66220
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	(81) 8399-3311
FAX:	(81) 8399-3359
E-MAIL:	rogelio_sanchez@gruma.com

ENGLISH TRANSLATION OF
ANNEXES TO THE FINANCIAL STATEMENTS

FINANCIAL STATEMENT NOTES

ANNEX 2 CONSOLIDATED

Grupo Industrial Maseca, S.A. de C.V. ("Gimsa"), a Mexican corporation, is a holding company whose subsidiaries are primarily engaged in manufacturing and distributing corn flour in Mexico. Gimsa and its subsidiaries are herein collectively referred to as "the Company". The Company is majority owned by Gruma, S.A. de C.V. ("Gruma").

SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Mexico as promulgated by the Mexican Institute of Public Accountants.

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of Gimsa and all of its subsidiaries. All intercompany balances and transactions have been eliminated from the consolidated financial statements.

The principal subsidiaries included in the consolidation are the following:

Corn flour manufacturing facilities:	% of ownership
Molinos Azteca de Chihuahua, S.A. de C.V.	100.00
Molinos Azteca, S.A. de C.V.	100.00
Industrias de Río Bravo, S.A. de C.V.	98.34
Harinera de Tamaulipas, S.A. de C.V.	100.00
Harinera de Veracruz, S.A. de C.V.	100.00
Molinos Azteca de Culiacán, S.A. de C.V.	100.00
Derivados de Maíz Alimenticio, S.A. de C.V.	100.00
Molinos Azteca de Jalisco, S.A. de C.V.	100.00
Harinera de Maíz, S.A. de C.V.	83.33
Molinos Azteca del Bajío, S.A. de C.V.	100.00
Molinos Azteca de Chalco, S.A. de C.V.	56.33
Harinera de Maíz de Jalisco, S.A. de C.V.	100.00
Harinera de Yucatán, S.A. de C.V.	88.57
Harinera de Maíz de Mexicali, S.A. de C.V.	85.00
Molinos Azteca de Chiapas, S.A. de C.V.	90.00
Molinos Azteca de Veracruz, S.A. de C.V.	100.00
Service and other entities:	
Compañía Nacional Almacenadora, S.A. de C.V.	100.00
Servicios Administrativos y Financieros Gimsa, S.A. de C.V.	100.00
Industria Tortilladora Azteca, S.A. de C.V.	100.00
Arrendadora de Maquinaria de Chihuahua, S.A. de C.V.	100.00

SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting years. Actual results may differ from these estimates.

RECOGNITION OF THE EFFECTS OF INFLATION

The consolidated financial statements of the Company have been restated to recognize the effects of inflation and are expressed in Mexican pesos of June 30, 2002 purchasing power, determined as follows:

* For comparability purposes, the consolidated financial statements as of and for the year ended June 30, 2001 have been restated using the 2002 inflation factor of 2.56%, derived from the National Consumer Price Index ("NCPI"), published by Banco de Mexico.

* The consolidated statements of income and changes in stockholders' equity were restated applying NCPI factors from the periods in which the transactions occurred.

* The consolidated statements of changes in financial position present, in constant Mexican pesos, the resources provided by or used in operating, financing and investing activities.

· The annual NCPI factors used to restate the consolidated financial statements were 2.56% and 4.80% for the years 2002 and 2001, respectively.

The methodology for the restatement of the financial statements is as follows:

Restatement of non-monetary assets

Inventories and cost of sales are restated using the estimated replacement cost method. As set forth in Note 2-G, property, plant and equipment, net is restated using the NCPI factors, except for machinery and equipment of foreign origin which is restated by applying factors derived from the general price index of the country of origin, to the related foreign currency amount, prior translating those amounts to Mexican peso at the exchange rate at year-end.

Restatement of common stock, additional paid-in capital and retained earnings

This restatement, which reflects the amount necessary to maintain the stockholder's investment at the original purchasing power amounts, is determined by applying NCPI factors from the dates on which capital stock and additional paid-in capital were contributed and earnings were generated, and is included within the related stockholders' equity captions.

Deficit from restatement

Deficit from restatement primarily represents the difference between the replacement cost values of non-monetary assets or specific indexing of machinery and equipment of foreign origin, as described above, and the historical cost of those assets restated for inflation, as measured by NCPI factors.

Loss from monetary position

Loss from monetary position represents the inflationary effect, measured by NCPI factors, on the net balance of monetary assets and liabilities at the beginning of each month.

FOREIGN CURRENCY TRANSACTIONS

Foreign currency transactions, principally in U.S. dollars, are recorded at the exchange rate prevailing on the dates the transactions are entered into and settled. Assets and liabilities denominated in foreign currencies are translated into Mexican pesos at the exchange rate in effect at the balance sheet dates. Currency exchange fluctuations are credited or charged to income for the year.

CASH EQUIVALENTS

All highly liquid investments with original maturities of three months or less at the date of purchase are considered to be cash equivalents and are stated at cost, which approximates market value.

INVENTORIES AND COST OF SALES

Inventories are stated at the lower of replacement cost or market value. Replacement cost is determined by the last purchase price or production cost. Cost of sales is determined from replacement costs for the month in which the products are sold.

FINANCIAL STATEMENT NOTES

ANNEX 2 CONSOLIDATED

PROPERTY, PLANT AND EQUIPMENT, NET

Adquisitions are recorded at cost.

Under the provisions of the "Fifth Amendment of Bulletin B-10 - Modified" (Fifth Amendment) issued by the Mexican Institute of Public Accountants, the Company restates the December 31, 1996 appraisal of property, plant and equipment, performed by independent appraisers at net replacement cost, utilizing the NCPI factors, except for machinery and equipment of foreign origin which are restated by applying factors derived from the general price index of the country of origin, to the related foreign currency amount, translating those amounts to Mexican pesos at the exchange rate at year-end.

Depreciation expense is computed based on the straight-line method over the restated values less salvage value and estimated useful lives of the assets. Average useful lives of the assets are as follows:

	Years
Buildings	24
Machinery and equipment	12

Maintenance and repairs are expensed as incurred. Costs of major replacements and improvements are capitalized. Comprehensive financing costs, including interest expense, foreign currency exchange fluctuation and monetary position of the related debt, for major construction projects is capitalized as part of the assets during the construction period. When assets are retired or otherwise disposed of, the replacement cost and accumulated depreciation are removed from the appropriate accounts and any gain or loss is included in "Other (expense) income, net".

INTANGIBLES, NET

The excess of cost over book value of subsidiaries acquired (goodwill) is restated using NCPI factors. Amortization expense is computed based on the restated values using the straight-line method, over a period not to exceed 20 years.

Start-up costs incurred for industrial and commercial operations are capitalized as preoperative expenses, and included in "Other Assets"; capitalization concludes when the Company begins its commercial activities. Preoperative expenses are restated using the NCPI factors and amortized by the straight-line method over a period of 12 years.

LONG-LIVED ASSETS

The Company evaluates the carrying value of long-lived assets to be held and used, primarily property, plant and equipment, goodwill, preoperative expenses, and any assets to be disposed of, when events or circumstances suggest that the carrying value may not be recoverable. Any impairment of these assets is included in income for the year, for the difference between the carrying value and the fair market value of long-lived assets to be held and used, and the difference between the carrying value and fair market value less costs to sell for long-lived assets to be disposed of.

SENIORITY PREMIUM PLANS AND INDEMNITIES

Seniority premiums to which the personnel of Mexican companies are entitled after 15 years of service are charged to income as determined by annual actuarial valuations. Indemnities to which Mexican workers may be entitled in the case of dismissal or death, under certain circumstances established by Mexican Labor Law, are charged to income when they become payable.

REVENUE RECOGNITION

Sales are recognized when goods are shipped. Complementary revenues are recognized when corn flour subject to complementary revenue is sold.

FINANCIAL STATEMENT NOTES

ANNEX 2 **CONSOLIDATED**

INCOME TAXES AND EMPLOYEES' STATUTORY PROFIT SHARING

Income taxes and employees' statutory profit sharing are recorded based on the partial liability method, which recognizes, when applicable, the deferred tax effects of identifiable and non-recurring temporary differences between financial and taxable income. The income tax benefit from tax loss carry-forwards is recorded in the year in which such carry-forwards are used.

BASIC AND DILUTED EARNINGS PER SHARE

Earnings per share is computed by dividing majority net income for the year by the weighted average number of common shares outstanding during the year.

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **MASECA** QUARTER: **2** YEAR: **2002**

GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERS (2)	TOTAL AMOUNT (Thousands of Pesos)	
				ACQUISITI COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 MOLINOS AZTECA DE CHIHUAHUA, S.A. DE C.V.	MANUF. & DISTR OF CORN FLOUR	261,039	100.00	26,104	21,608
2 MOLINOS AZTECA, S.A. DE C.V.	MANUF. & DISTR OF CORN FLOUR	522,944	100.00	52,292	134,427
3 INDUSTRIAS DE RIO BRAVO, S.A. DE C.V.	MANUF. & DISTR OF CORN FLOUR	167,352	98.34	16,735	(5,882)
4 HARINERA DE TAMAULIPAS, S.A. DE C.V.	MANUF. & DISTR OF CORN FLOUR	80,199	100.00	8,020	14,151
5 HARINERA DE VERACRUZ, S.A. DE C.V.	MANUF. & DISTR OF CORN FLOUR	130,049	100.00	13,005	33,343
6 HARINERA DE YUCATAN, S.A. DE C.V.	MANUF. & DISTR OF CORN FLOUR	25,242,960	88.57	37,704	87,507
7 MOLINOS AZTECA DE CULIACAN, S.A. DE C.V.	MANUF. & DISTR OF CORN FLOUR	219,998	100.00	22,000	43,934
8 DERIVADOS DE MAIZ ALIMENTICIO, S.A. DE C.V.	MANUF. & DISTR OF CORN FLOUR	419,999	100.00	48,257	31,408
9 MOLINOS AZTECA DE JALISCO, S.A. DE C.V.	MANUF. & DISTR OF CORN FLOUR	197,004	100.00	19,701	(23,755)
10 HARINERA DE MAÍZ, S.A. DE C.V.	MANUF. & DISTR OF CORN FLOUR	14,999,548	83.33	11,998	849
11 COMPAÑIA NACIONAL ALMACENADORA, S.A. DE C.V.	PURCHASE/SALE/OF CORN, WAREHOUSE	866,399	100.00	86,426	2,341,651
12 MOLINOS AZTECA DE CHALCO, S.A. DE C.V.	MANUF. & DISTR OF CORN FLOUR	60,820,015	56.33	60,820	254,550
13 HARINERA DE MAÍZ DE MEXICALI, S.A. DE C.V.	MANUF. & DISTR OF CORN FLOUR	39,035,400	85.00	46,224	18,495
14 ARRENDADORA DE MAQUINARIA DE CHIHUAHUA, S.A. DE C	MANUF. & DISTR OF BEAN FLOUR	6,002	100.00	5,576	(6,967)
15 SERVICIOS ADMINISTRATIVOS Y FINANCIEROS GIMSA, S.	ADMINISTRATIVE SERVICES	399,999	100.00	40,000	(1,251)
16 MOLINOS AZTECA DEL BAJIO, S.A. DE C.V.	MANUF. & DISTR OF CORN FLOUR	220,099	100.00	30,898	191,777
17 HARINERA DE MAÍZ DE JALISCO, S.A. DE C.V.	MANUF. & DISTR OF CORN FLOUR	359,393	100.00	74,770	149,761
18 MOLINOS AZTECA DE XALPA, S.A. DE C.V.	MANUF. & DISTR OF CORN FLOUR	399,999	100.00	41,400	2,848
19 INDUSTRIA TORTILLADORA AZTECA, S.A. DE C.V.	HOLDING	38,999	100.00	48,999	(44,962)
20 MOLINOS AZTECA DE CHIAPAS, S.A. DE C.V.	MANUF. & DISTR OF CORN FLOUR	65,699,800	90.00	66,650	145,270
21 MOLINOS AZTECA DE VERACRUZ, S.A. DE C.V.	MANUF. & DISTR OF CORN FLOUR	599,999	100.00	60,000	117,026
TOTAL INVESTMENT IN SUBSIDIARIES				**817,579**	**3,505,788**
ASSOCIATEDS					
1 ARRENDADORA CERRO DE LAS MITRAS, S.A. DE C.V.	LEASING AUTOMOVILE	52,900	34.57	11,949	16,340

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MASECA** QUARTER: **2** YEAR: **2002**
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3 **CONSOLIDATED**
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERS (2)	TOTAL AMOUNT (Thousands of Pesos)	
				ACQUISITI COST	PRESENT VALUE (3)
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				11,949	16,340
OTHER PERMANENT INVESTMENTS					5,570
TOTAL					3,527,698

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE COD **MASECA** QUARTER: **2** YEAR: **2002**
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (+) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	304,731	107,098	197,633	1,005,107	281,132	921,608
MACHINERY	982,137	482,204	499,933	3,857,202	1,918,605	2,438,530
TRANSPORT EQUIPMENT	96,371	51,435	44,936	52,330	35,717	61,549
OFFICE EQUIPMENT	27,933	16,734	11,199	41,154	20,773	31,580
COMPUTER EQUIPMENT	18,089	14,156	3,933	7,074	4,249	6,758
OTHER	269,156	121,778	147,378	147,138	49,857	244,659
DEPRECIABLES TOTAL	**1,698,417**	**793,405**	**905,012**	**5,110,005**	**2,310,333**	**3,704,684**
NOT DEPRECIATION ASSETS						
GROUNDS	58,689	0	58,689	131,798	0	190,487
CONSTRUCTIONS IN PROCESS	3,020	0	3,020	0	0	3,020
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**61,709**	**0**	**61,709**	**131,798**	**0**	**193,507**
TOTAL	**1,760,126**	**793,405**	**966,721**	**5,241,803**	**2,310,333**	**3,898,191**

GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

QUARTER: 2 YEAR: 2002

ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
PROVEEDORES																
VARIOS			36,266	0	0	58,798	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			36,266	0	0	58,798	0	0	0	0	0	0	0	0	0	0
VARIOS			191,802	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			191,802	0	0	0	0	0	0	0	0	0	0	0	0	0
			228,068	0	0	58,798	0	0	0	0	0	0	0	0	0	0

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MASECA** QUARTER: **2** YEAR: **2002**

GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	0	0	0	0	0
OTHER	0	0	0	0	0
TOTAL					
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	18,896	176,019	0	0	176,019
INVESTMENTS	23	220	0	0	220
OTHER	58	537	0	0	537
TOTAL	**18,977**	**176,776**			**176,776**
NET BALANCE	**(18,977)**	**(176,776)**			**(176,776)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**8,337**	**8,337**	0	0	**8,337**
LIABILITIES POSITION	**58,798**	**58,798**			**58,798**
SHORT TERM LIABILITIES POSITION	58,798	58,798	0	0	58,798
LONG TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	**(50,461)**	**(50,461)**			**(50,461)**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MASECA**
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	1,482,699	354,555	(1,128,144)	0.93	(10,414)
FEBRUARY	1,366,276	296,760	(1,069,516)	0.00	688
MARCH	1,597,360	341,124	(1,256,236)	0.52	(6,426)
APRIL	1,747,698	363,605	(1,384,093)	0.55	(7,561)
MAY	1,806,907	267,236	(1,539,671)	0.20	(3,121)
JUNE	1,739,140	239,769	(1,499,371)	0.42	(6,298)
ACTUALIZATION:	0	0	0	0.00	(300)
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**(33,432)**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MASECA** QUARTER: **2** YEAR: **2002**
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NOT APPLICABLE

ACTUAL SITUATION OF FINANCIAL LIMITED
NOT APPLICABLE

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MASECA** QUARTER: **2** YEAR: **2002**
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
MASA CULIACAN SUC. CHIHUAHUA	MANUF. & DISTR OF CORN FLOUR	9,500	62
MASA CULIACAN SUC. N.L.	MANUF. & DISTR OF CORN FLOUR	20,000	65
IND. DE RIO BRAVO	MANUF. & DISTR OF CORN FLOUR	7,000	61
MASA CULIACAN SUC. TAMPS.	MANUF. & DISTR OF CORN FLOUR	6,250	70
HARINERA DE VER.	MANUF. & DISTR OF CORN FLOUR	12,200	80
HARINERA DE YUC.	MANUF. & DISTR OF CORN FLOUR	6,250	100
MASA CULIACAN	MANUF. & DISTR OF CORN FLOUR	3,250	100
MASA CULIACAN SUC. NAYARIT	MANUF. & DISTR OF CORN FLOUR	10,000	71
HAR DE M. DE JALIS SUC ZAMORA	MANUF. & DISTR OF CORN FLOUR	6,250	0
MASA CHALCO MATRIZ TEOTIHUAC	MANUF. & DISTR OF CORN FLOUR	22,750	60
HARINERA DE MAIZ	MANUF. & DISTR OF CORN FLOUR	6,250	56
HARINERA DE MEXICALI	MANUF. & DISTR OF CORN FLOUR	6,250	57
MASA CHALCO SUCURSAL	MANUF. & DISTR OF CORN FLOUR	18,750	0
MASA CULIACAN SUC. BAJIO	MANUF. & DISTR OF CORN FLOUR	18,750	51
HARINERA DE MAIZ JALIS MATRIZ	MANUF. & DISTR OF CORN FLOUR	13,500	70
MASA CULIACAN SUC. LA PAZ	MANUF. & DISTR OF CORN FLOUR	1,500	89
MASA CHIAPAS	MANUF. & DISTR OF CORN FLOUR	13,500	66
MASA VERACRUZ	MANUF. & DISTR OF CORN FLOUR	13,500	61

NOTES

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **MASECA** QUARTER: **2** YEAR: **2002**

GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
CORN	FARMERS	CORN	BARTLETT & CO. ARCHER DANIELS MIDLAND, CO.	NO	61.40

NOTES

EXCHANGE CODE: MASECA
INDUSTRIAL MASECA, S.A. DE C.V.

QUARTER: 2 YEAR: 2002

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
OUR	686,574	0 1,635,331	0 682,449	2,298,151	70.00	MASECA	TORTILLA SHOP, SUPER MARKET
L		1,635,331		2,298,151			

MEXICAN STOCK EXCHANGE
SIFIC / ICS

EXCHANGE CODE: **MASECA**
INDUSTRIAL MASECA, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
LICABLE		0	0				
L				0			

ES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : 2001 — 100,469

Number of shares Outstanding at the Date of the NFEA: (Units) — 918,405,000

[X] ARE THE FIGURES FISCALLY AUDITED? [X] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
II	B	918,405,000.00	24/04/2002	797,725.00

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM THE NFEA

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
II	B	918,405,000.00	07/05/2002	110,209.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 30 OF JUNIO OF 2002

FISCAL EARNINGS	701
- DETERMINED INCOME	245
+ DEDUCTED WORKER'S PROF	0
- DETERMINED WORKER	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	456

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 30 OF JUNIO OF 2002 — 796,116

Number of shares Outstanding at the Date of the NFEA: (Units) — 918,405,000

STOCK EXCHANGE CO MASECA QUARTER: 2 YEAR: 2002

RAZON SOCIAL: **GRUPO INDUSTRIAL MASECA, S.A. DE C.V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2001** — 0

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 918,405,000

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF ENERO OF

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **30** OF JUNIO OF 2002 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 918,405,000

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 2001 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 918,405,000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MASECA** QUARTER: **2** YEAR: **2002**

GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION MEXICAN	SUSCRIPTION	FIXED	VARIABLE	
A		0	504,150,300		504,150,300		100,830	
B		0	414,254,700			414,254,700	82,851	
TOTAL			**918,405,000**	**0**	**504,150,300**	**414,254,700**	**183,681**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION :
918,405,000

SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MASECA**
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **OF JANUARY** TO **30** **JUNE** **2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

C.P. LUIS M. GONZALEZ ESCAMILLA
SUBDIRECTOR CORPORATIVO

ING. ROGELIO SANCHEZ MARTINEZ
SUBDIRECTOR DE FINANZAS CORPORATIVO

MONTERREY, NL, AT JULY 24 OF 2002

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

SIFIC / ICS

CLAVE DE COTIZACION: MASECA FECHA: 24/07/2002 18:57

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	GRUPO INDUSTRIAL MASECA, S.A. DE C.V.
DOMICILIO:	AVE. LA CLINICA 2520 EDIFICIO DELTA 1ER PISO
COLONIA:	SERTOMA
C. POSTAL:	64710
CIUDAD Y ESTADO:	MONTERREY ,NL
TELEFONO:	(81) 8399-3300
FAX:	(81) 8399-3359 AUTOMATICO: X
E-MAIL:	rogelio_sanchez@gruma.com
DIRECCION DE INTERNET:	www.gruma.com

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	GIM810710D40
DOMICILIO FISCAL:	AVE. LA CLINICA 2520 EDIFICIO DELTA 1ER PISO
COLONIA:	SERTOMA
C. POSTAL:	64710
CIUDAD Y ESTADO:	MONTERREY ,NL

RESPONSABLE DE PAGO

NOMBRE:	ING ROGELIO SANCHEZ MARTINEZ
DOMICILIO:	CALZADA DEL VALLE 407 OTE.
COLONIA:	DEL VALLE
C. POSTAL:	66220
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA ,NL
TELEFONO:	(81) 8399-33-11
FAX:	(81)-8399-3359
E-MAIL:	rogelio_sanchez@gruma.com

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE
NOMBRE:	SR. ROBERTO GONZALEZ BARRERA
DOMICILIO:	PASEO DE LA REFORMA NO. 300
COLONIA:	CUAUHTEMOC
C. POSTAL:	06500
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55) 5227-4717
FAX:	(55) 5207-5587
E-MAIL:	maria_arias@gruma.com

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR DE OPERACIONES
NOMBRE:	LIC. ROBERTO GONZALEZ ALCALA
DOMICILIO:	CALZADA DEL VALLE NO. 407
COLONIA:	DEL VALLE
C. POSTAL:	66220

CLAVE DE COTIZACION: MASECA **FECHA:** 24/07/2002 18:57

CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	(81) 8399-3300
FAX:	(81) 8399-3359
E-MAIL:	roberto_ gonzalez_a@gruma.com

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR CORPORATIVO DE FINANZAS Y PLANEACION
NOMBRE:	LIC. RAUL CAVAZOS MORALES
DOMICILIO:	CALZADA DEL VALLE NO. 407 OTE.
COLONIA:	DEL VALLE
C. POSTAL:	66220
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	(81) 8399-3313
FAX:	(81) 8399-3359
E-MAIL:	raul_cavazos@gruma.com

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	SUBDIRECTOR DE FINANZAS CORPORATIVA
NOMBRE:	ING. ROGELIO SANCHEZ MARTINEZ
DOMICILIO:	CALZADA DEL VALLE NO. 407 OTE.
COLONIA:	DEL VALLE
C. POSTAL:	66220
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	(81) 8399-3311
FAX:	(81) 8399-3359
E-MAIL:	rogelio_sanchez@gruma.com

PUESTO BMV:	SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	SUBDIRECTOR DE FINANZAS CORPORATIVA
NOMBRE:	ING. ROGELIO SANCHEZ MARTINEZ
DOMICILIO:	CALZADA DEL VALLE NO. 407 OTE.
COLONIA:	DEL VALLE
C. POSTAL:	66220
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	(81) 8399-3311
FAX:	(81) 8399-3359
E-MAIL:	rogelio_sanchez@gruma.com

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	SUBDIRECTOR JURIDICO LEGAL NACIONAL
NOMBRE:	LIC. SALVADOR VARGAS GUAJARDO
DOMICILIO:	CALZADA DEL VALLE NO. 407 OTE.
COLONIA:	DEL VALLE
C. POSTAL:	66220
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	(81) 8399-3207
FAX:	(81) 8399-3359
E-MAIL:	salvador_vargas@gruma.com

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR JURIDICO CORPORATIVO

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

SIFIC / ICS

CLAVE DE COTIZACION: MASECA FECHA: 24/07/2002 18:57

NOMBRE: LIC. SALVADOR VARGAS GUAJARDO
DOMICILIO: CALZADA DEL VALLE NO. 407
COLONIA: DEL VALLE
C. POSTAL: 66220
CIUDAD Y ESTADO: SAN PEDRO GARZA GARCIA NL
TELEFONO: (81) 8399-3307
FAX: (81) 8399-3359
E-MAIL: salvador_vargas@gruma.com

PUESTO BMV: PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: SUBDIRECTOR JURIDICO LEGAL NACIONAL
NOMBRE: LIC. ROGELIO SANCHEZ GARCIA
DOMICILIO: CALZADA DEL VALLE NO. 407 OTE.
COLONIA: DEL VALLE
C. POSTAL: 66220
CIUDAD Y ESTADO: SAN PEDRO GARZA GARCIA NL
TELEFONO: (81) 8399-3240
FAX: (81) 8399-3359
E-MAIL: rogelio_sanchez_g@gruma.com

PUESTO BMV: RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO: GERENCIA DE RELACION CON INVERSIONISTAS
NOMBRE: C.P. LILIA GOMEZ DELGADILLO
DOMICILIO: CALZADA DEL VALLE NO. 407 OTE.
COLONIA: DEL VALLE
C. POSTAL: 66220
CIUDAD Y ESTADO: SAN PEDRO GARZA GARCIA NL
TELEFONO: (81) 8399-3324
FAX: (81) 8399-3359
E-MAIL: lilia_gomez@gruma.com

PUESTO BMV: ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO: SUBDIRECTOR DE FINANZAS CORPORATIVA
NOMBRE: ING. ROGELIO SANCHEZ MARTINEZ
DOMICILIO: CALZADA DEL VALLE NO. 407
COLONIA: DEL VALLE
C. POSTAL: 66220
CIUDAD Y ESTADO: SAN PEDRO GARZA GARCIA NL
TELEFONO: (81) 8399-3311
FAX: (81) 8399-3359
E-MAIL: rogelio_sanchez@gruma.com

PUESTO BMV: ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO: SUBDIRECTOR DE FINANZAS CORPORATIVA
NOMBRE: ING. ROGELIO SANCHEZ MARTINEZ
DOMICILIO: CALZADA DEL VALLE NO. 407 OTE.
COLONIA: DEL VALLE
C. POSTAL: 66220
CIUDAD Y ESTADO: SAN PEDRO GARZA GARCIA NL
TELEFONO: (81) 8399-3311
FAX: (81) 8399-3359
E-MAIL: rogelio_sanchez@gruma.com

SIGNATURE

FORM 6-K

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO INDUSTRIAL MASECA, S.A. de C.V.
(Registrant)

Date: August 21, 2002

By:____________________________
Raúl Cavazos Morales
Chief Financial Officer